UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 12, 2010

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated November 10, 2010 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the Third Quarter of 2010. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three month period ended September 30, 2010. Attached hereto as Exhibit III and Exhibit IV are agreements entered into by the Company with the sellers of two 4,250 TEU container vessels, to convert the purchases of such vessels, which were due in December 2010 at a total price of $77.4 million each, into options to purchase the vessels in one year for a final payment of $61.25 million each. Pursuant to the agreements, Global Ship Lease has agreed to release to the sellers the deposits already paid and pay an additional $6.6 million per vessel for the options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: November 12, 2010	By:	/S/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Reports Results for the Third Quarter of 2010

LONDON, ENGLAND—November 10, 2010 - Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months ended September 30, 2010.

Third Quarter and Year To Date Highlights

•

Reported revenue of $40.0 million for the third quarter of 2010, up 6% on $37.6 million for the third quarter 2009 due mainly to the addition of one further vessel in August 2009. Revenue for the nine months ended September 30, 2010 was $118.8 million, up 9% on $108.8 million for the nine months ended September 30, 2009

•

Generated $26.8 million EBITDA for the third quarter 2010, compared to $25.6 million for the third quarter 2009. EBITDA for the nine months ended September 30, 2010 was $82.5 million compared to $71.1 million for the nine months ended September 30, 2009

•

Generated $15.5 million of adjusted cash from operations in the third quarter of 2010, essentially flat on $15.4 million on cash generated in third quarter 2009. Cash generated in the nine months ended September 30, 2010 was $48.9 million up 8% on $45.5 million for the nine months ended September 30, 2009 mainly from the additional vessel

•

Reported normalized net earnings of $6.2 million, or $0.11 per A and B Common Share, for the third quarter of 2010, excluding a $9.7 million non-cash interest rate derivative mark-to-market loss. Normalized net earnings for third quarter 2009 were $6.2 million, or $0.12 per A and B Common Share, excluding $8.1 million non-cash mark-to-market loss and $2.0 million accelerated write off of deferred financing fees. Normalized net earnings for the nine months ended September 30, 2010 was $21.8 million, or $0.40 per A and B Common Share, compared to $19.4 million for the nine months ended September 30, 2009, or $0.36 per A and B Common Share

•

Including the non-cash mark-to-market items, reported net loss was $3.5 million, or $0.06 loss per share, for the third quarter of 2010 compared to net loss of $3.9 million, or $0.07 loss per share, for the third quarter 2009. Reported net loss for the nine months ended September 30, 2010 was $5.2 million, or $0.10 loss per share, compared to net income of $30.0 million for the nine months ended September 30, 2009, or $0.56 income per share

•

Reached agreement with the sellers of two 4,250 TEU container vessels to convert the purchases, which were due in December 2010 at a total price of $77.4 million each, into options to purchase the vessels in one year for a final payment of $61.25 million each; Global Ship Lease has agreed to release the deposits already paid and pay an additional $6.6 million per vessel for the option.

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “During the third quarter, our fleet once again operated at 100% utilization, enabling Global Ship Lease to achieve record revenue. Our 17 vessel fleet continues to perform as expected and remains secured on long-term fixed rate contracts with an average duration of 8.3 years. The Company’s $1.4 billion of contracted revenue combined with the strengthening industry fundamentals positions Global Ship Lease well for the future.”

Mr. Webber continued, “We are pleased to have reached agreement with the sellers of the two 4,250 TEU vessels which we were due to purchase in December 2010 and for which we did not have financing. Our proactive decision to convert the purchase of these two vessels into options eliminates any risk of not being able to perform on our purchase commitments and, crucially, provides the Company the right but not obligation to purchase the vessels in one year.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars except per share data)

	Three months ended Sept 30, 2010	Three months ended Sept 30, 2009	Nine months ended Sept 30, 2010	Nine months ended Sept 30, 2009

Revenue	40,040	37,623	118,802	108,824
Operating Income	16,703	16,132	52,546	43,855
Net (Loss) Income	(3,526)	(3,893)	(5,198)	30,026
(Loss) Earnings per A and B share	(0.06)	(0.07)	(0.10)	0.56
Normalised net earnings (1)	6,173	6,249	21,834	19,383
Normalised earnings per A and B share (1)	0.11	0.12	0.40	0.36
EBITDA (1)	26,803	25,601	82,501	71,096
Adjusted Cash From Operations (1)	15,450	15,361	48,873	45,507

(1)	Normalized net earnings, normalized earnings per share, EBITDA and adjusted cash from operations are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and reconciliations are provided to the interim unaudited financial information.

Revenue and Utilization

The 17-vessel fleet generated revenue from fixed rate long-term time charters of $40.0 million in the three months ended September 30, 2010, up 6% on revenue of $37.6 million for the comparative period in 2009. The increase in revenue is due to the purchase of our seventeenth ship in August 2009 and from lower off-hire. During the three months ended September 30, 2010, there were 1,564 ownership days, up 56 or 4% on 1,508 ownership days in the comparable period in 2009. There were no dry-dockings in the three months ended September 30, 2010 and no off-hire days, giving a utilization of 100%. In the comparable period of 2009, there were 16 planned off-hire days for drydocking and four unplanned off-hire days, representing utilization of 98.7%.

For the nine months ended September 30, 2010 revenue was $118.8 million, an increase of 9% on $108.8 million in the comparative period. With one additional vessel, ownership days at 4,641 were up 237 or 5% on 4,404 in the comparative period. Further, off-hire days in the nine months ended September 30, 2010 were two, compared to 58 in the comparative period in 2009 including 16 planned days off-hire for drydocking.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $10.9 million for the three months ended September 30, 2010. The average cost per ownership day was $6,992 in the third quarter 2010 compared to $6,565 for the second quarter, up $427 or 7% due mainly to catch up spend on maintenance and higher crew costs. The third quarter 2010 average daily cost was up 3% from the average daily cost of $6,820 for the comparative period in 2009 due to higher spend on maintenance and crew offset by lower lubricating oil consumption from slow steaming and following installation of alpha lubricating equipment on a number of vessels.

For the nine months ended September 30, 2010 vessel operating expenses were $30.7 million or an average cost per vessel per day of $6,612 compared to a total of $31.5 million or an average of $7,156.

Vessel operating expenses are at less than the capped amounts included in Global Ship Lease’s ship management agreements.

Depreciation

Depreciation was $10.1 million for the three months ended September 30, 2010, including the effect of the purchase of one additional vessel in August 2009, compared to $9.5 million for the comparative period in 2009.

Depreciation was $30.0 million for the nine months ended September 30, 2010 compared to $27.2 million for the comparative period in 2009.

General and Administrative Costs

General and administrative costs incurred were $1.9 million in the three months ended September 30, 2010, including $0.2 million non-cash charge for stock based incentives, compared to $2.0 million for the comparable period in 2009, including $0.6 million non-cash charge for stock based incentives.

In the nine months ended September 30, 2010 general and administrative costs were $5.8 million, including $0.8 million non-cash charge for stock based incentives, compared to $6.6 million for the comparable period in 2009, including $2.2 million non-cash charge for stock based incentives.

Other operating expense (income)

Other operating expense in the three months ended September 30, 2010 was $0.4 million. Other operating income was $0.2 million for the three months ended September 30, 2009.

For the nine months ended September 30, 2010 other operating income was $0.2 million compared to income of $0.4 million in the comparative period in 2009.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended September 30, 2010 was $6.0 million. The Company’s borrowings under its credit facility averaged $553.1 million during third quarter and were $553.1 million at September 30, 2010. There were $48.0 million preferred shares throughout the period giving total borrowings of $601.1 million. Interest expense in the comparative period in 2009 was $7.9 million including $2.0 million for a non recurring accelerated write off associated with renegotiation of the credit facility of deferred financing fees. Average borrowings in the three months ended September 30, 2009, including the preferred shares, were $612.4 million.

For the nine months ended September 30, 2010, interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $17.9 million. The Company’s borrowings under its credit facility together with the preferred shares averaged $622.4 million during this period. Interest expense in the comparable period in 2009 was $18.1 million, including $2.2 million accelerated write off of deferred financing fees, based on average borrowings, including the preferred shares, of $597.6 million in the period.

Interest income for the three months ended September 30, 2010 was $66,000 and was $178,000 in the comparative 2009 period. For the nine months ended September 30, 2010, interest income was $161,000 and was $483,000 in the comparative 2009 period.

Taxation

Taxation for the three months ended September 30, 2010 was $0.6 million including $0.4 million tax relating to Marathon Acquisition Corp for the period up to August 14, 2008. Taxation was $0.3 million for the three months ended September 30, 2009.

For the nine months ended September 30, 2010 taxation was $0.6 million compared to $0.3 million in the comparative period.

Change in Fair Value of Financial Instruments

The Company hedges its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments gave a $13.8 million loss in the three months ended September 30, 2010, reflecting primarily movements in the forward curve for interest rates. Of this amount, $4.1 million was a realized loss for settlements of swaps in the period and $9.7 million was an unrealized loss for revaluation of the balance sheet position. This compares to a $12.0 million loss in the three months ended September 30, 2009 of which $3.9 million was realized and $8.1 million was unrealized.

For the nine months ended September 30, 2010 the total loss from derivative hedging instruments was $39.4 million of which $12.4 million was realized and $27.0 million unrealized compared to a total gain in the nine months ended September 30, 2009 of $4.1 million of which $8.7 million was a realized loss and $12.8 million was an unrealized gain.

At September 30, 2010, the total mark-to-market unrealized loss recognized as a liability was $56.1 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation in the period reported.

Net Earnings

Normalized net earnings were $6.2 million, or $0.11 per Class A and B common share, for the three months ended September 30, 2010 excluding the $9.7 million non-cash interest rate derivative mark-to-market loss. Including the mark-to-market loss, the reported net loss was $3.5 million or $0.06 loss per Class A and B common share. For the three months ended September 30, 2009 normalized net earnings were $6.2 million, or $0.12 per Class A and B common share, excluding the $8.1 million non-cash interest rate derivative mark-to-market loss and excluding the $2.0 million accelerated write off of deferred financing fees. Including the mark-to-market loss and the deferred fee write off, the reported net loss was $3.9 million or $0.07 loss per Class A and B common share.

Normalized net earnings were $21.8 million, or $0.40 per Class A and B common share, for the nine months ended September 30, 2010 excluding the $27.0 million non-cash interest rate derivative mark-to-market loss. Including the mark-to-market loss, the reported net loss was $5.2 million or $0.10 loss per Class A and B common share. For the nine months ended September 30, 2009 normalized net earnings were $19.4 million, or $0.36 per Class A and B common share, excluding the $12.80 million non-cash interest rate derivative mark-to-market gain and excluding the $2.2 million accelerated write off of deferred financing fees. Including the mark-to-market gain and the deferred fee write off, reported net earnings were $30.0 million or $0.56 income per Class A and B common share.

Normalized net earnings and normalized earnings per share are non-US GAAP measures and are reconciled to the financial information included in this press release. We believe that they are useful measures with which to assess the Company’s financial performance as they adjust for non-cash items that do not affect the Company’s ability to generate cash.

Credit Facility

On August 20, 2009, the Company entered into an amendment to its credit facility, whereby the loan-to-value covenant has been waived up to and including November 30, 2010 with the next loan-to-value test scheduled for April 30, 2011. Amounts borrowed under the amended credit facility bear interest at LIBOR plus a fixed interest margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan-to-value ratio.

In connection with the amended credit facility Global Ship Lease may not pay dividends to common shareholders, instead using its cash flow to prepay borrowings under the credit facility. Global Ship Lease can resume dividends after November 30, 2010 and once the loan-to-value is at or below 75%, when the prepayment of borrowings becomes fixed at $10 million per quarter.

On September 28, 2010 the Company agreed with its bank group to defer to December 30, 2010 the debt prepayment of approximately $16 million otherwise due on September 30, 2010. The deferment was to enhance the Company’s flexibility as it explored solutions concerning the purchase of two 4,250 vessels due in December 2010 for which there was no committed finance.

In the nine months ended September 30, 2010 a total of $35.1 million has been prepaid leaving a balance outstanding of $553.1 million. The Company estimates that a further $53.8 million will be prepaid in the year ending September 30, 2011.

Termination of Purchase Agreements

On November 8, 2010, the Company signed agreements with the sellers of two 4,250 TEU container vessels which, once certain conditions have been satisfied, terminate the Company’s purchase obligations which totaled $154.8 million. The Company has agreed to (i) release deposits, including accrued interest and totaling approximately $8.1 million per vessel, to the sellers, (ii) make a further cash payment of approximately $6.1 million per vessel and (iii) transfer to the sellers certain supplies purchased for the vessels which are valued at approximately $0.5 million per vessel. The total value of these items is $14.7 million per vessel. In exchange, the Company acquires purchase options giving it the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessel by the builder to the seller, which is expected to be in December 2010 for both vessels. If the Company does not exercise the purchase options, the sellers retain all monies paid to them and the Company has no further liability. In certain circumstances, such as seller default, the Company is refunded the $14.7 million.

Dividend

Global Ship Lease has agreed with its lenders that it will not declare or pay any dividend to common shareholders until the later of November 30, 2010 and when loan-to-value is at or below 75%. The board of directors will review the dividend policy when appropriate.

EBITDA

EBITDA was $26.8 million the third quarter 2010 compared to $25.6 million for the third quarter 2009 and was $82.5 million for the nine months ended September 30, 2010 compared to $71.1 million for the nine months ended September 30, 2009.

EBITDA is a non-US GAAP measure and is reconciled to the financial information further in this press release. The Company believes that it is a useful measure with which to assess the Company’s operating performance as it reflects its ability to generate cash.

Adjusted Cash From Operations

Adjusted cash from operations was $15.5 million for the three months ended September 30, 2010 compared to $15.4 million for the three months ended September 30, 2009.

Adjusted cash from operations was $48.9 million for the nine months ended September 30, 2010 compared to $45.5 million for the nine months ended September 30, 2009.

Adjusted cash from operations is a non-US GAAP measure and is reconciled to the financial information further in this press release. The Company believes that it is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items.

Fleet Utilization

The table below shows fleet utilization for the three and nine months ended September 30, 2010 and 2009 and for year ended December 31, 2009. Unplanned offhire in the nine months ended September 30, 2009 includes 18 days for drydock and associated repairs following a grounding and a seven day deviation to land a sick crew member.

							Year
	Three months ended			Nine months ended			ended
Days	Sept 30, 2010	Sept 30, 2009	Increase	Sept 30, 2010	Sept 30, 2009	Increase	Dec 31, 2009

Ownership days	1,564	1,508	4%	4,641	4,404	5%	5,968
Planned offhire - scheduled drydock	—	(16)		—	(16)		(32)
Unplanned offhire	—	(4)		(2)	(42)		(42)

Operating days	1,564	1,488	7%	4,639	4,346	7%	5,894

Utilization	100.0%	98.7%		100.0%	98.7%		98.8%

Fleet

The following table provides information about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	2.25	$28,500
Ville d’Aquarius	4,113	1996	December 2007	2.25	$28,500
CMA CGM Matisse	2,262	1999	December 2007	6.25	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	6.25	$18,465
Delmas Keta	2,207	2003	December 2007	7.25	$18,465
Julie Delmas	2,207	2002	December 2007	7.25	$18,465
Kumasi	2,207	2002	December 2007	7.25	$18,465
Marie Delmas	2,207	2002	December 2007	7.25	$18,465
CMA CGM La Tour	2,272	2001	December 2007	6.25	$18,465
CMA CGM Manet	2,272	2001	December 2007	6.25	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	10.25	$33,750
CMA CGM Château d’If	5,100	2007	January 2008	10.25	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	15.25	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	12.25	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	12.25	$25,350
CMA CGM America	4,045	2006	December 2008	12.25	$25,350
CMA CGM Berlioz	6,627	2001	August 2009	11.00	$34,000

(1)	Twenty-foot Equivalent Units.

The following table provides information about the contracted fleet.

Vessel Name	Capacity in TEUs (1)	Year Built	Potential Delivery Date	Charterer	Charter Duration (years)		Daily Charter Rate ($)
Hull 789 (2)	4,250	2010	December 2011	ZIM	7-8	(3)	$28,000
Hull 790 (2)	4,250	2010	December 2011	ZIM	7-8	(3)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Option to purchase from German interests.
(3)	Seven-year charter from December 2010 that could be extended to eight years at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended September 30, 2010 today, Wednesday, November 10, 2010 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (888) 935-4577 or (718) 354-1389; Passcode: 4714492

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Wednesday, November 24, 2010 at (866) 932-5017 or (347) 366-9565. Enter the code 4714492 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,297 TEU with a weighted average age at September 30, 2010 of 6.6 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 8.3 years.

Reconciliation of Non-U.S. GAAP Financial Measures

A. EBITDA

EBITDA represents net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation and amortization. EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash. We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Sept 30, 2010	Three months ended Sept 30, 2009	Nine months ended Sept 30, 2010	Nine months ended Sept 30, 2009

Net (loss) income		(3,526)	(3,893)	(5,198)	30,026

Adjust:	Depreciation	10,100	9,469	29,955	27,241
	Interest income	(66)	(178)	(161)	(483)
	Interest expense	5,963	7,909	17,867	18,117
	Realized and unrealized loss (gain) on interest rate derivatives	13,753	12,043	39,416	(4,104)
	Income tax	579	251	622	299

EBITDA		26,803	25,601	82,501	71,096

B. Adjusted Cash From Operations

Adjusted cash from operations is a non-US GAAP measure and is reconciled to the financial information below. It represents net cash provided by operating activities adjusted for certain non-cash items such as deferred taxation. Movements in working capital – changes in receivables and payables – are also adjusted as these are essentially timing differences. We deduct cash paid to settle derivatives. We also add back actual dry-dock expenditure and deduct an allowance for the estimated cost of future drydockings. This is to eliminate distortions which otherwise result from drydocking costs which are substantial and periodic. For example, there are no planned drydockings in 2010 but seven falling due in 2011. Adjusted cash from operations is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash. Adjusted cash from operations is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. We believe that adjusted cash from operations is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items and includes the effect of certain cash items.

ADJUSTED CASH FROM OPERATIONS - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Sept 30, 2010	Three months ended Sept 30, 2009	Nine months ended Sept 30, 2010	Nine months ended Sept 30, 2009

Cash provided by operating activities		18,464	19,876	63,492	55,458

Adjust:	Deferred taxation	235	171	76	(239)
	Movement in receivables	422	(478)	(38)	(363)
	Movement in payables	1,358	(271)	488	1,203
	Settlement of derivatives	(4,054)	(3,916)	(12,384)	(8,731)
	Costs related to dry-docks	0	909	164	909
	Allowance for future dry-docks	(975)	(930)	(2,925)	(2,730)

Adjusted cash from operations		15,450	15,361	48,873	45,507

C. Normalized net earnings

Normalized net earnings is a non-US GAAP measure and is reconciled to the financial information below. It represents net earnings adjusted for the change in fair value of derivatives and the accelerated write off of a portion of deferred financing costs. Normalized net earnings is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net earnings for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net earnings is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. Normalized net earnings per share is calculated based on normalized net earnings and the weighted average number of shares in the relevant period.

NORMALIZED NET EARNINGS - UNAUDITED

(thousands of U.S. dollars except share and per share data)

		Three months ended Sept 30, 2010	Three months ended Sept 30, 2009	Nine months ended Sept 30, 2010	Nine months ended Sept 30, 2009

Net (loss) income		(3,526)	(3,893)	(5,198)	30,026

Adjust:	Change in value of derivatives	9,699	8,127	27,032	(12,834)
	Deferred financing costs written off (1)	—	2,015	—	2,191

Normalized net earnings		6,173	6,249	21,834	19,383

Weighted average number of Class A and B common shares outstanding (2)
	Basic	54,258,434	53,805,878	54,243,841	53,792,798
	Diluted	54,258,434	53,805,878	54,243,841	54,024,166

Net (loss) income per share on reported earnings
	Basic	(0.06)	(0.07)	(0.10)	0.56
	Diluted	(0.06)	(0.07)	(0.10)	0.56

Normalized net income per share
	Basic	0.11	0.12	0.40	0.36
	Diluted	0.11	0.12	0.40	0.36

(1)	Following reductions in the Company’s borrowing capacity under its credit faculty, a proportion of the unamortized deferred financing costs were written off.
(2)	The weighted average number of shares for the three and nine months ended September 30, 2010 and the three months ended September 30, 2009 are the same for basic and diluted and excludes the effect of outstanding warrants and stock based incentives as these were antidilutive. For the nine months ended September 30, 2009 the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our charterer and sole source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, contracted and yet to be contracted vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended September 30,				Nine months ended September 30,
	2010		2009		2010		2009

Operating Revenues
Time charter revenue		$40,040		$37,623		$118,802		$108,824

Operating Expenses
Vessel operating expenses		10,936		10,285		30,684		31,517
Depreciation		10,100		9,469		29,955		27,241
General and administrative		1,924		1,981		5,843		6,561
Other operating expense (income)		377		(244)		(226)		(350)

Total operating expenses		23,337		21,491		66,256		64,969

Operating Income		16,703		16,132		52,546		43,855

Non Operating Income (Expense)
Interest income		66		178		161		483
Interest expense		(5,963)		(7,909)		(17,867)		(18,117)
Realized and unrealized (loss) gain on interest rate derivatives		(13,753)		(12,043)		(39,416)		4,104

(Loss) Income before Income Taxes		(2,947)		(3,642)		(4,476)		30,325

Income taxes		(579)		(251)		(622)		(299)

Net (Loss) Income		$(3,526)		$(3,893)		$(5,198)		$30,026

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic Diluted		46,852,478 46,852,478		46,399,922 46,399,922		46,837,885 46,837,885		46,386,842 46,618,210

Net (loss) income in $ per Class A common share
Basic		$(0.08)		$(0.08)		$(0.11)		$0.65
Diluted		$(0.08)		$(0.08)		$(0.11)		$0.64

Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956		7,405,956		7,405,956

Net income in $ per Class B common share
Basic and diluted	$	nil	$	nil	$	nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30, 2010	December 31, 2009

Assets

Cash and cash equivalents	$29,335	$30,810
Restricted cash	19,261	3,026
Accounts receivable	6,576	7,838
Prepaid expenses	1,631	685
Other receivables	969	613
Deferred tax	284	285
Deferred financing costs	903	903

Total current assets	58,959	44,160

Vessels in operation	932,593	961,708
Vessel deposits	16,699	16,243
Other fixed assets	11	9
Deferred tax	86	161
Deferred financing costs	4,400	5,077

Total non-current assets	953,789	983,198

Total Assets	$1,012,748	$1,027,358

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$53,800	$68,300
Intangible liability – charter agreements	2,119	2,119
Accounts payable	388	3,502
Accrued expenses	7,048	4,589
Derivative instruments	16,430	15,971

Total current liabilities	79,785	94,481

Long term debt	499,341	519,892
Preferred shares	48,000	48,000
Intangible liability – charter agreements	22,700	24,288
Derivative instruments	39,716	13,142

Total long-term liabilities	609,757	605,322

Total Liabilities	$689,542	$699,803

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,040,467 shares issued and outstanding	$470	$467
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding	74	74

Additional paid in capital	351,165	350,319
Accumulated deficit	(28,503)	(23,305)

Total Stockholders’ Equity	323,206	327,555

Total Liabilities and Stockholders’ Equity	$1,012,748	$1,027,358

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Cash Flows from Operating Activities
Net (loss) income	$(3,526)	$(3,893)	$(5,198)	$30,026

Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities
Depreciation	10,100	9,469	29,955	27,241
Amortization of deferred financing costs	226	2,261	677	2,886
Change in fair value of certain derivative instruments	9,699	8,127	27,032	(12,834)
Amortization of intangible liability	(529)	(397)	(1,588)	(1,019)
Settlements of hedges which do not qualify for hedge accounting	4,054	3,916	12,384	8,731
Share based compensation	223	575	849	2,154
(Increase) decrease in other receivables and other assets	(422)	478	38	363
(Decrease) increase in accounts payable and other liabilities	(1,358)	271	(488)	(1,203)
Costs relating to drydocks	—	(909)	(164)	(909)
Unrealized foreign exchange (gain) loss	(3)	(22)	(5)	22

Net Cash Provided by Operating Activities	18,464	19,876	63,492	55,458

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(4,054)	(3,916)	(12,384)	(8,731)
Cash paid for purchases of vessels, vessel prepayments and vessel deposits	(157)	(82,328)	(1,285)	(83,062)
Cash paid for other fixed assets	(12)	—	(12)	—
Variation in restricted cash	(16,235)	—	(16,235)	—

Net Cash used in Investing Activities	(20,458)	(86,244)	(29,916)	(91,793)

Cash Flows from Financing Activities
Proceeds (repayments) of debt	—	57,000	(35,051)	57,000
Issuance costs of debt	—	(1,822)	—	(5,115)
Dividend payments	—	—	—	(12,371)

Net Cash (used in) from Financing Activities	—	55,178	(35,051)	39,514

Net (Decrease) Increase in Cash and Cash Equivalents	(1,994)	(11,190)	(1,475)	3,179
Cash and Cash Equivalents at start of Period	31,329	40,732	30,810	26,363

Cash and Cash Equivalents at end of Period	$29,335	$29,542	$29,335	$29,542

Supplemental information

Non cash investing and financing activities

Dividend declared	$—	$—	$—	$12,371
Total interest paid	$6,237	$5,384	$16,806	$14,117

Income tax paid	$21	$62	$7	$139

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		September 30, 2010	December 31, 2009
	Note
Assets

Cash and cash equivalents		$29,335	$30,810
Restricted cash	5 & 8	19,261	3,026
Accounts receivable		6,576	7,838
Prepaid expenses		1,631	685
Other receivables		969	613
Deferred tax		284	285
Deferred financing costs		903	903

Total current assets		58,959	44,160

Vessels in operation	4	932,593	961,708
Vessel deposits		16,699	16,243
Other fixed assets		11	9
Deferred tax		86	161
Deferred financing costs		4,400	5,077

Total non-current assets		953,789	983,198

Total Assets		$1,012,748	$1,027,358

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	5	$53,800	$68,300
Intangible liability – charter agreements		2,119	2,119
Accounts payable		388	3,502
Accrued expenses		7,048	4,589
Derivative instruments	9	16,430	15,971

Total current liabilities		79,785	94,481

Long term debt	5	499,341	519,892
Preferred shares	8	48,000	48,000
Intangible liability – charter agreements		22,700	24,288
Derivative instruments	9	39,716	13,142

Total long-term liabilities		609,757	605,322

Total Liabilities		$689,542	$699,803

Commitments and contingencies	7	—	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars)

		September 30, 2010	December 31, 2009
	Note
Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,040,467 shares issued and outstanding (2009 – 46,680,194)	8	$470	$467
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2009 – 7,405,956)	8	74	74

Additional paid in capital		351,165	350,319
Accumulated deficit		(28,503)	(23,305)

Total Stockholders’ Equity		323,206	327,555

Total Liabilities and Stockholders’ Equity		$1,012,748	$1,027,358

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended September 30,				Nine months ended September 30,
		2010		2009		2010		2009
	Note
Operating Revenues
Time charter revenue			$40,040		$37,623		$118,802		$108,824

Operating Expenses
Vessel operating expenses			10,936		10,285		30,684		31,517
Depreciation	4		10,100		9,469		29,955		27,241
General and administrative			1,924		1,981		5,843		6,561
Other operating expense (income)			377		(244)		(226)		(350)

Total operating expenses			23,337		21,491		66,256		64,969

Operating Income			16,703		16,132		52,546		43,855

Non Operating Income (Expense)
Interest income			66		178		161		483
Interest expense			(5,963)		(7,909)		(17,867)		(18,117)
Realized and unrealized (loss) gain on interest rate derivatives	9		(13,753)		(12,043)		(39,416)		4,104

(Loss) Income before Income Taxes			(2,947)		(3,642)		(4,576)		30,325

Income taxes			(579)		(251)		(622)		(299)

Net (Loss) Income			$(3,526)		$(3,893)		$(5,198)		$30,026

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	11		46,852,478		46,399,922		46,837,885		46,386,842
Diluted	11		46,852,478		46,399,922		46,837,885		46,618,210

Net (loss) income in $ per Class A common share
Basic	11		$(0.08)		$(0.08)		$(0.11)		$0.65
Diluted	11		$(0.08)		$(0.08)		$(0.11)		$0.64

Weighted average number of Class B common shares outstanding
Basic and diluted	11		7,405,956		7,405,956		7,405,956		7,405,956

Net income in $ per Class B common share
Basic and diluted	11	$	nil	$	nil	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
		2010	2009	2010	2009
	Note
Cash Flows from Operating Activities
Net (loss) income		$(3,526)	$(3,893)	$(5,198)	$30,026

Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities
Depreciation	4	10,100	9,469	29,955	27,241
Amortization of deferred financing costs		226	2,261	677	2,886
Change in fair value of certain derivative instruments	9	9,699	8,127	27,032	(12,834)
Amortization of intangible liability		(529)	(397)	(1,588)	(1,019)
Settlements of hedges which do not qualify for hedge accounting	9	4,054	3,916	12,384	8,731
Share based compensation	10	223	575	849	2,154
(Increase) decrease in other receivables and other assets		(422)	478	38	363
(Decrease) increase in accounts payable and other liabilities		(1,358)	271	(488)	(1,203)
Costs relating to drydocks		—	(909)	(164)	(909)
Unrealized foreign exchange (gain) loss		(3)	(22)	(5)	22

Net Cash Provided by Operating Activities		18,464	19,876	63,492	55,458

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	9	(4,054)	(3,916)	(12,384)	(8,731)
Cash paid for purchases of vessels, vessel prepayments and vessel deposits		(157)	(82,328)	(1,285)	(83,062)
Cash paid for other fixed assets		(12)	—	(12)	—
Variation in restricted cash		(16,235)	—	(16,235)	—

Net Cash used in Investing Activities		(20,458)	(86,244)	(29,916)	(91,793)

Cash Flows from Financing Activities
Proceeds (repayments) of debt		—	57,000	(35,051)	57,000
Issuance costs of debt		—	(1,822)	—	(5,115)
Dividend payments	8	—	—	—	(12,371)

Net Cash (used in) from Financing Activities		—	55,178	(35,051)	39,514

Net (Decrease) Increase in Cash and Cash Equivalents		(1,994)	(11,190)	(1,475)	3,179
Cash and Cash Equivalents at start of Period		31,329	40,732	30,810	26,363

Cash and Cash Equivalents at end of Period		$29,335	$29,542	$29,335	$29,542

Supplemental information

Dividend declared		$—	$—	$—	$12,371
Total interest paid		$6,237	$5,384	$16,806	$14,117

Income tax paid		$21	$62	$7	$139

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity

Balance at December 31, 2008	53,749,317	$537	$347,810	$(53,308)	$295,039

Class C shares converted to Class A
Class C	(12,375,000)	(124)	—	—	(124)
Class A	12,375,000	124	—	—	124

Restricted Stock Units (note 10)	—	—	2,513	—	2,513
Class A Shares issued (note 8)	336,833	4	(4)	—	—
Net income for the period	—	—	—	42,374	42,374
Dividends declared (note 8)	—	—	—	(12,371)	(12,371)

Balance at December 31, 2009	54,086,150	$541	$350,319	$(23,305)	$327,555

Restricted Stock Units (note 10)	—	—	849	—	849
Class A Shares issued (note 8)	360,273	3	(3)	—	—
Net loss for the period	—	—	—	(5,198)	(5,198)

Balance at September 30, 2010	54,446,423	$544	$351,165	$(28,503)	$323,206

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company has a business of owning and chartering out containerships under long term time charters. All vessels in operation are time chartered to CMA CGM (refer to note 6 – Related Party Transactions) for remaining terms as at September 30, 2010 ranging from 2.25 to 15.25 years. The Company has also entered into an agreement with German interests to purchase in the fourth quarter of 2010 two newbuildings for approximately $77,400 per vessel. The Company has an agreement to charter out these vessels to ZIM Integrated Shipping Services Limited (“ZIM”) for a period of seven years that could be extended to eight years at ZIM’s option.

The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these interim unaudited consolidated financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Charter Remaining Duration (years)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	2.25	$28.500
Ville d’Aquarius	4,113	1996	December 2007	2.25	$28.500
CMA CGM Matisse	2,262	1999	December 2007	6.25	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	6.25	$18.465
Delmas Keta	2,207	2003	December 2007	7.25	$18.465
Julie Delmas	2,207	2002	December 2007	7.25	$18.465
Kumasi	2,207	2002	December 2007	7.25	$18.465
Marie Delmas	2,207	2002	December 2007	7.25	$18.465
CMA CGM La Tour	2,272	2001	December 2007	6.25	$18.465
CMA CGM Manet	2,272	2001	December 2007	6.25	$18.465
CMA CGM Alcazar	5,100	2007	January 2008	10.25	$33.750
CMA CGM Château d’lf	5,100	2007	January 2008	10.25	$33.750
CMA CGM Thalassa	10,960	2008	December 2008	15.25	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	12.25	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	12.25	$25.350
CMA CGM America	4,045	2006	December 2008	12.25	$25.350
CMA CGM Berlioz	6,627	2001	August 2009	11.00	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	The table shows purchase dates of vessels related to the Company’s time charter business.

The following table provides information about the contracted fleet not reflected in these interim unaudited consolidated financial statements, other than deposits paid:

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)		Daily Charter Rate
Hull 789 (2)	4,250	2010	December 2010	ZIM	7-8	(3)	$28.000
Hull 790 (2)	4,250	2010	December 2010	ZIM	7-8	(3)	$28.000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from German interests (note 7).
(3)	Seven years charter that could be extended to eight years at Charterer’s option.

Segment information

Since January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

CMA CGM, the Company’s sole source of operating revenue, announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that it was seeking to reduce and in some cases cancel certain ship deliveries. The Company is not involved in these discussions. The Company has experienced increased delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at September 30, 2010, one period of charterhire, due on September 16, 2010, was outstanding amounting to $6,400. This was received in October 2010. As at close of business on November 9, 2010, the latest practicable date prior to the issuance of these interim unaudited consolidated financial statements, charterhire due on November 1, 2010 totalling approximately $6,400 was outstanding.

The Company’s interim unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These interim unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

If CMA CGM is unable to accomplish a financial restructuring and ceases doing business or otherwise fails to perform its obligations under the Company’s charters, Global Ship Lease’s business, financial position and results of operations would be materially adversely affected as it is probable that, should the Company be able to find replacement charters, these would be at significantly lower daily rates and for shorter durations than currently in place. In this situation there would be significant uncertainty about the Company’s ability to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The results of operations for the period ended September 30, 2010 are not necessarily indicative of the results for the year ending December 31, 2010. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2009 filed with the Securities and Exchange Commission on September 16, 2010 in the Company’s Annual Report on Form 20-F.

Recently issued accounting standards

In February 2010, the Financial Accounting Standards Board (“FASB”) issued an additional accounting pronouncement that amended certain requirements for subsequent events (FASB ASC Topic 855), which requires an SEC filer to evaluate subsequent events through the date the financial statements are available to be issued and removes the previous requirement to disclose the date through which subsequent events have been evaluated. The amendments were effective on issuance of the final pronouncement. The adoption of this pronouncement had no effect on the interim unaudited consolidated financial statements of the Company.

Management do not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation

	September 30, 2010	December 31, 2009

Cost	$1,008,330	$1,007,500
Accumulated Depreciation	(75,737)	(45,792)

Net Book Value	$932,593	$961,708

5.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN Amro Bank (formerly Fortis Bank), Citibank, HSH Nordbank, Sumitomo Mitsui Banking Corporation, KFW and DnB Nor Bank. Subsequently, Bank of Scotland joined the syndicate.

On February 10, 2009 the Company announced it had amended the terms of the original agreement in response to significant decreases in market values of containerships and the consequent implications on the loan to value covenant in the credit facility. The amended agreement increased temporarily the permitted maximum loan to value to 100% (previously 75%) applicable for test dates up to and including April 30, 2010. Loan to value is the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels, determined in April and November each year. The margin applicable on interest payable under the credit facility varied from 1.25% to 2.75% over Libor depending on the loan to value. The Company also paid a commitment fee of 0.50% per annum based on the undrawn portion of the credit facility (0.25% per annum up to February 10, 2009). During this period, the Company had no restrictions on its ability to distribute dividends unless the loan to value exceeded 90%, at which point the Company would have been required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value fell back below 90% during a subsequent valuation period. If the loan to value ratio exceeded 100%, the Company may have been required to prepay the loan or provide additional security to reduce the loan to value to below 100%. The credit facility amount of $800,000 was to be reduced by 19 equal quarterly instalments, based on the market value weighted average age of the secured vessels compared to 18 years, commencing in December 2011. The final maturity date of the credit facility continued to be August 14, 2016 at which point any remaining outstanding balance had to be repaid.

On April 29, 2009, the Company agreed with the lenders that no loan to value tests would be performed pending agreement of a further amendment to the credit facility in response to further deterioration in market values of containerships. The margin applicable during this waiver period was 2.75% and the Company agreed that no dividends would be declared or paid on common shares during this time. The waiver period was extended on June 25, 2009 and again on July 30, 2009 through until August 31, 2009.

On August 20, 2009, the Company further amended the terms of the credit facility. Under the revised terms of the credit facility, the loan to value covenant has been waived up to and including November 30, 2010 with the next loan to value test scheduled for April 30, 2011. Further, the amendment enabled the Company to borrow $57,000 under the credit facility including a $15,000 newly created Over Advance Portion (“OAP Loan”) to allow the purchase of the CMA CGM Berlioz on August 26, 2009. The balance of the $82,000 vessel purchase price was funded by cash. Amounts borrowed under the amended credit facility bear interest at Libor plus a fixed margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan to value, to be determined at the end of April and November each year.

Under the amendment, all undrawn commitments of $200,900 were cancelled after the delivery of the CMA CGM Berlioz. No further commitment fees are payable subsequent to the cancellation of the undrawn commitments. The commitment fee in the three months and nine months ended September 30, 2010 amounted to $nil (2009: $201) and $nil (2009: $779) respectively. The Company may not declare or pay dividends to common shareholders during the period up to November 30, 2010 or thereafter until the loan to value is at or below 75%.

The OAP loan was fully repaid in two instalments in November 2009 and February 2010.

Commencing June 30, 2010 the balance of borrowings under the credit facility is repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis a repayment of $30,959 was made under the credit facility on June 30, 2010. On September 28, 2010 the Company agreed with the lenders to defer to December 30, 2010 the prepayment of $16,235 otherwise due on September 30, 2010, and this amount is recorded within restricted cash (see note 7).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

Once loan to value is at or below 75%, repayment of borrowings will become fixed at $10,000 per quarter. The final maturity date of the credit facility remains August 14, 2016 at which point any remaining outstanding balance must be repaid.

As part of the August 20, 2009 amendment, CMA CGM has agreed to defer redemption of the $48,000 preferred shares it holds until after the final maturity of the credit facility in August 2016, and also to retain its current holding of approximately 24.4 million common shares in the Company until at least November 30, 2010.

The credit facility is secured by, inter alia, first priority mortgages on each of the vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

As the borrowing capacity was reduced by the amendment dated February 10, 2009, a portion of the unamortized deferred financing costs at the date of the amendment was written off in proportion to the decrease in the borrowing capacity. This amounted to $176. The remaining unamortized deferred financing costs existing at the date of the amendment together with the additional $3,293 fees and related costs for the February 10, 2009 amendment are deferred and amortized over the remaining term of the credit agreement.

The borrowing capacity was further reduced by the amendment dated August 20, 2009. An additional amount of $2,015 was written off in proportion to the further decrease in borrowing capacity. The remaining unamortized deferred financing costs at the date of this amendment and the $2,138 paid in fees and related costs paid for the August 20, 2009 amendment are deferred and amortized over the remaining term of the credit agreement.

Long-term debt is summarized as follows:

	September 30, 2010	December 31, 2009

Credit facility, at Libor USD + 2.5% to 3.5%	$553,141	$588,192
Less current instalments of long-term debt	(53,800)	(68,300)

	$499,341	$519,892

Repayments become fixed at $10,000 per quarter once loan to value is at or below 75% which, for the purposes of the following table, is assumed to be April 30, 2011, the next scheduled test date. Based on management’s reasonable estimates of excess cash flow, as at September 30, 2010, the estimated repayments in each of the relevant periods are as follows:

Year ending September 30,

2011	$53,800
2012	40,000
2013	40,000
2014	40,000
2015	40,000
2016	339,341

$553,141

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented. Further, loan to value may not be at or below 75% as at April 30, 2011 in which case, assuming a continuation of the current waiver, prepayments will continue to be based on free cash in excess of $20,000 at the measurement dates.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at September 30, 2010 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	September 30, 2010	December 31, 2009

Current account (below)	$1,008	$3,764

Amounts due to CMA CGM companies presented within liabilities	$1,008	$3,764

Current account (below)	$6,576	$7,838

Amounts due from CMA CGM companies presented within assets	$6,576	$7,838

CMA CGM charters all of the Company’s vessels in operation and one of its subsidiaries provides the Company with ship management services. The current account balances at September 30, 2010 and December 31, 2009 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the three months to September 30, 2010, the Company paid CMA CGM dividends of $295 (2009: $327). During the nine months to September 30, 2010, the Company paid CMA CGM dividends of $852 (2009: $1,990 of which $848 related to the year ended December 31, 2008).

Time Charter Agreements

All of the Company’s vessels in operation are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at September 30, 2010 of between 2.25 and 15.25 years. Of the $1,542,558 maximum future charter hire receivable for the total fleet set out in note 7 (including for two vessels scheduled to be purchased in fourth quarter 2010 and to be chartered to ZIM, a company not related to CMA CGM), $1,399,366 relates to the 17 ships currently chartered to CMA CGM.

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels in operation to a ship manager, CMA Ships Ltd, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Ltd an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months and nine months ended September 30, 2010 amounted to $485 (2009: $467) and $1,454 (2009: $1,379) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Commitments and Contingencies

Contracted Vessel Purchases

As reported in note 2, the Company has agreed to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,400 each. The purchase contracts are non-cancellable. A deposit of 10% has been paid on these two vessels. The remaining purchase obligation of approximately $139,300 is unfunded and is due on delivery of the vessels, which is anticipated to be in December 2010. The vessels are to be chartered to ZIM for seven to eight years. Global Ship Lease has no capacity to borrow any further amounts under its credit facility to fund the remainder of the purchase price, and therefore, must secure other sources of financing to meet its obligations to the sellers under the contracts. The Company continues to discuss opportunities for raising sufficient capital to meet its obligations with a number of different providers of finance, but can give no assurances as to the likely success of these discussions. As part of these discussions, the Company agreed with its lenders to defer the prepayment of the credit facility of $16,235 otherwise due on September 30, 2010 to December 30, 2010.

The purchase contracts contain a clause to limit liability in the event of buyer default to the forfeiture of the previously paid deposit. However, this intended limitation on liability may not be effective. Unless Global Ship Lease can secure additional financing or an amendment to the purchase contracts, Global Ship Lease may be exposed to legal action by the sellers for damages which may exceed the deposit already paid. In addition, Global Ship Lease may suffer impairment loss on any part of the deposit which has been paid and which might not be recoverable.

Charter Hire Receivable

The Company has entered into long term time charters for its vessels owned at September 30, 2010. The charter hire (including that relating to vessels due for delivery in 2010), is fixed for the duration of the charter. The charters were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at September 30, 2010 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending September 30,	Fleet operated as at September 30, 2010	Total fleet to be operated

2011	$156,757	$173,277
2012	157,186	177,682
2013	140,512	160,952
2014	135,952	156,392
2015	135,952	156,392
Thereafter	673,007	717,863

	$1,399,366	$1,542,558

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Share Capital

At September 30, 2010, the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Class B common shares will convert to Class A common shares on a one-for-one basis after the expiration of the subordination period and provided certain financial conditions are met. Until January 1, 2009, the Company had three classes of common shares but on that date the 12,375,000 Class C common shares were converted into Class A common shares on a one-for-one basis.

The restricted stock units granted to the Directors in November 2008 as part of their compensation for service during 2008 vested on January 1, 2009, and subsequently 36,833 shares were issued to the Directors. The restricted stock units granted to the Directors in May 2009 as part of their compensation for service during 2009 vested on January 1, 2010, and subsequently 150,273 shares were issued to the Directors. A proportion of the restricted stock units granted to management in August and November 2008 as part of their compensation arrangements vested in September and October 2009, when 300,000 Class A common shares were issued to management. A further proportion vested in September 2010 with 210,000 Class A common shares issued to management.

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016. They are classified as a long-term liability. The dividend that preferred shares holders are entitled to be paid is presented as part of interest expense.

As at September 30, 2010, total proceeds received in 2008 from the exercise of Public Warrants prior to the warrant expiry on 24 August 2010, and classified in the balance sheet as restricted cash, were $3,026 and as this is below the $5,000 threshold required for early redemption, none of the preferred shares have been redeemed.

In addition to the outstanding Class A and B common shares and the Series A Preferred shares, there were 39,531,348 Public Warrants outstanding which gave the holder the right to purchase one Class A common share at a price of $6, which expired on August 24, 2010. There were 5,500,000 Sponsor Warrants outstanding which had similar terms to the Public Warrants except that the exercise had to be on a cashless basis, and these also expired on August 24, 2010. Further, there are 6,188,088 Class A Warrants outstanding which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

9.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability. As of September 30, 2010 a total of $580,000 of debt has been swapped into fixed rate debt at a weighted average rate of 3.59%. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income together with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized loss on interest rate derivatives for the three months ended September 30, 2010 was $9,699 (2009: $8,127). The unrealized loss on interest rate derivatives for the nine months ended September 30, 2010 was $27,032 (2009: $12,834 gain).

Derivative instruments held by the Company are categorized as level 2 under ASC Topic 820 “Fair Value Measurement and Disclosures” hierarchy. As at September 30, 2010, these derivatives represented a liability of $56,146 (December 31, 2009: $29,113).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value

Un-vested as at January 1, 2009	860,000	37,671	$6.77
Vested in January 2009	—	(37,671)	(2.80)
Granted on May 18, 2009	—	150,273	1.83
Vested in September 2009	(195,000)	—	(6.76)
Vested in October 2009	(105,000)	—	(6.76)

Un-Vested as at December 31, 2009	560,000	150,273	$5.94
Vested in January 2010	—	(150,273)	(1.83)
Granted in March 2010	—	58,511	1.88
Vested in September 2010	(210,000)	—	(6.76)

Un-Vested as at September 30, 2010	350,000	58,511	$6.45

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the shares is recognized as compensation costs in the consolidated statement of income over the vesting period. During the three months and nine months ended September 30, 2010, the Company recognized a total of $223 (2009: $575) and $849 (2009: $2,154) share based compensation costs respectively. As at September 30, 2010, there was a total of $387 unrecognized compensation costs relating to the above share based awards (December 31, 2009: $1,126). The remaining costs are expected to be recognized over a period of 11 months.

150,273 restricted stock units were granted in May 2009 for Directors’ compensation for 2009 under the Company’s 2008 Equity Incentive Plan. These awards vested in January 2010. 210,000 restricted stock units vested in September 2010 which were part of the awards made to management in 2008. The awards that vested in 2009 related to Directors’ compensation for 2008, and a portion of awards made to management in 2008.

58,511 restricted stock units were granted in March 2010 for Directors’ compensation for 2010 under the Company’s 2008 Equity Incentive Plan. These awards will vest in January 2011.

11.	Earnings per Share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method applied by the Company, net income is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three and nine months ended September 30, 2010, no dividend was declared on 2010 net income (2009: nil). Dividends paid in the nine months ended September 30, 2009 related to 2008 net income. Until at least the third quarter 2011, Class B dividend rights are subordinated to those of holders of Class A common shares. Net income for the period was allocated based on the contractual rights of each class of security and there was insufficient net income to allow any dividend on the Class B common shares and accordingly no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, any losses would only be allocated to the Class A common shareholders.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

11.	Earnings per Share (continued)

At September 30, 2010, there were 6,188,088 Class A Warrants to purchase Class A common shares at an exercise price of $9.25 outstanding which are due to expire on September 1, 2013. On August 24, 2010 39,531,348 Public Warrants exercisable at $6 to purchase Class A common shares and 5,500,000 Sponsor Warrants, exercisable on a cashless basis, expired. In addition, there were 408,511 restricted stock units authorized and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation for 2009. As of September 30, 2010 only Class A and B common shares are participating securities.

For the three months and nine months ended September 30, 2010 and the three months ended September 30, 2009, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units and the outstanding warrants as these would have an antidilutive effect. For the nine months ended September 30, 2009, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive.

(In thousands, except share data)	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Class A common shares
Weighted average number of common shares outstanding (B)	46,852,478	46,399,922	46,837,885	46,386,842
Dilutive effect of share-based awards	—	—	—	231,368

Common shares and common share equivalents (F)	46,852,478	46,399,922	46,837,885	46,618,210

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net (loss) income available to shareholders	(3,526)	(3,893)	(5,198)	30,026

Available to:
- Class A shareholders for period	(3,526)	(3,893)	(5,198)	30,026
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—

Net (loss) income available for Class A (A)	(3,526)	(3,893)	(5,198)	30,026
Net income available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$(0.08)	$(0.08)	$(0.11)	$0.65
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net (loss) income available to shareholders	(3,526)	(3,893)	(5,198)	30,026

Available to:
- Class A shareholders for period	(3,526)	(3,893)	(5,198)	30,026
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net (loss) income available for Class A (E)	(3,526)	(3,893)	(5,198)	30,026
Net income available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$(0.08)	$(0.08)	$(0.11)	$0.64
Class B (G/H)	—	—	—	—

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

12.	Subsequent Events

On November 8, 2010 the Company signed agreements with the sellers of the vessels referred to in note 7 which, once certain conditions precedent have been satisfied, terminate the Company’s obligations referred to in note 7. The Company has agreed to (i) release the deposits, including accrued interest and totalling approximately $8,100 per vessel, to the sellers, (ii) make a further cash payment of approximately $6,100 per vessel and (iii) transfer to the sellers certain supplies purchased for the vessels valued at approximately $500 per vessel. The total value of these items is $14,700. The Company acquires purchase options giving it the right, but not the obligation to purchase each vessel, on the first anniversary of its delivery by the builder to the seller, for a further payment of $61,250 per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessel by the builder to the seller, which is expected to be in December 2010 for both vessels. If the Company does not exercise the purchase options, the sellers retain all monies paid to them and the Company has no further liability. In certain circumstances, such as seller default, the Company is refunded the $14,700.

Exhibit III

Dated 8 November 2010

MAROWN NAVIGATION LIMITED

- and -

GLOBAL SHIP LEASE, INC.

AGREEMENT IN RESPECT

OF THE VESSEL WITH

BUILDER’S HULL NO.

YZJ2007-789

Stephenson Harwood

One, St Paul’s Churchyard

London EC4M 8SH

Tel: +44 (0)20 7329 4422

Ref: 1522/01-49-01783

CONTENTS

Page

1	Definitions	1

2	Conditions	4

3	Effective Date	5

4	Termination	6

5	Option	6

6	Repayment of Option Price	8

7	Representations and Warranties	8

8	Notices	9

9	Assignment	10

10	Costs and Expenses	11

11	Miscellaneous	11

12	Contracts (Rights of Third Parties) Act 1999	12

13	Law and Arbitration	12

APPENDIX A		13
	Form of Option Notice	13

APPENDIX B		14
	Memorandum of Agreement	14

APPENDIX C		23
	List of Supplies	23

APPENDIX D		24
	Joint Account Deposit Release Instructions	24

APPENDIX E		25
	Form of Novation Agreement	25

2

APPENDIX F	35
Form of Performance Guarantee	35

EXECUTION PAGE	37

3

THIS AGREEMENT

Dated: 8 NOVEMBER 2010

BETWEEN:

(1)

MAROWN NAVIGATION LIMITED, a company incorporated according to the law of the Isle of Man with its registered address at 2nd Floor, Railway Chambers, Bank Circus, Douglas, Isle of Man IM1 5AB c/o POLARIS SHIPMANAGEMENT COMPANY LIMITED of 2nd Floor, Railway Chambers, Bank Circus, Douglas Isle of Man IM1 5AB (the “Seller”); and

(2)	GLOBAL SHIP LEASE, INC., a company incorporated according to the law of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands (the “Buyer”).

WHEREAS:

(A)	The Seller and the Buyer have entered into a memorandum of agreement dated 11 September 2008 in relation to the sale and purchase of the Vessel (the “Original MoA”).

(B)	The Buyer has requested the Seller and the Seller has agreed to terminate the Original MoA and grant a purchase option to the Buyer in relation to the Vessel subject to the terms and conditions of this Agreement.

NOW IT IS HEREBY AGREED by and between the parties hereto as follows:

1	Definitions

1.1	In this Agreement:

“Banking Day” means a day (other than a Saturday or Sunday) on which banks in London, Amsterdam, New York, Douglas and Hamburg are open for business.

“Builder” means Jiangsu New Yangzi Shipbuilding Co. Ltd. and Jiangsu Tianyuan Marine Import & Export Co. Ltd.

“Building Contract” means the shipbuilding contract dated 28 May 2007 made between the Builder and the Seller for the construction, sale and delivery of the Vessel.

“Charter” means the charterparty agreement dated 17 January 2008 in relation to the Vessel between the Seller and the Charterer as amended by an Addendum No. 1 dated 11 September 2008.

“Charterer” means Zim Integrated Shipping Services Ltd, of 9 Andre Sakharov Street, Haifa, Israel.

“Delivery Date” means the date the Vessel is delivered by the Builder to the Seller under the Building Contract.

“Dollars” and “USD” means the lawful currency for the time being of the United States of America.

“Effective Date” means the date on which the conditions referred to in Clause 3 (Effective Date) have been satisfied.

“Exercise Date” means the date upon which the Buyer exercises the Option by signing and dating the Option Notice and delivering the same to the Seller.

“HSH Nordbank” means HSH Nordbank AG, Hamburg.

“Joint Account” means account number 1100347357 with HSH Nordbank in the name of the Buyer and the Seller.

“MOA” means the Memorandum of Agreement set out in Appendix B (Memorandum of Agreement).

“Novation Agreement” means the novation agreement in relation to the Charter substantially in the form of Appendix E (Form of Novation Agreement).

“Option” means the right to purchase the Vessel granted by the Seller to the Buyer on the terms of this Agreement and the MOA.

“Option Delivery Date” means the date falling between 365 and 395 days after the Delivery Date on which the delivery of the Vessel is to be effected in accordance with the MOA.

“Option Notice” means a valid notice received by the Seller from the Buyer substantially in the form of Appendix A (Form of Option Notice).

“Option Period” means the period commencing on the Delivery Date and ending 270 days after the Delivery Date.

“Option Price” means fourteen million seven hundred thousand United States Dollars (USD 14,700,000).

“Original MoA” has the meaning given to that term in Recital (A).

“Purchase Price” means sixty one million two hundred and fifty thousand United States Dollars (USD61,250,000).

“Supplies” means the items purchased by the Buyer in relation to the Vessel as listed in Appendix C (List of Supplies).

“Supplies Cost” means the agreed aggregate value of the Supplies in the amount of four hundred and twenty five thousand eight hundred and twenty one United States Dollars (USD425,821).

“Termination Date” means 23.59 (London time) on 15 November 2010.

“Total Loss” means:

(a)	actual, constructive, compromised, agreed or arranged total loss of the Vessel;

(b)	requisition for title or other compulsory acquisition of the Vessel otherwise than by requisition for hire;

(c)	capture, seizure, arrest, detention or confiscation of the Vessel by any government or by persons acting or purporting to act on behalf of any government unless the Vessel be released from such capture, seizure, arrest, detention or confiscation within one (I) month after the occurrence thereof and for the purpose of this Agreement, (i) an actual Total Loss of the Vessel shall be deemed to have occurred at the date and time when the Vessel was lost but if the date of the loss is unknown the actual Total Loss shall be deemed to have occurred on the date on which the Vessel was last reported, (ii) a constructive Total Loss shall be deemed to have occurred at the date and time at which a notice of abandonment of the Vessel is given to the insurers of the Vessel (iii) a compromised, agreed or arranged Total Loss shall be deemed to have occurred on the date of the relevant compromise, agreement or arrangement and (iv) a Total Loss of the nature referred to in paragraph (b) and (c) above shall be deemed to have occurred when the relevant event therein described has happened and any grace period has expired.

“Vessel” means the vessel with Builder’s hull number YZJ2007-789.

1.2	1.2.1 Clause and Appendix headings are for ease of reference only and do not form part of the agreement between the parties hereto;

1.2.2	a “Clause”, a “Recital” or an “Appendix” is, unless the contrary is indicated, a reference to (as the case may be) a clause of or a recital or an appendix to this Agreement;

1.2.3	a “person” shall be construed as a reference to any person, company, partnership, association, government, state, agency or other entity;

1.2.4	where the context so admits words importing the singular number only shall include the plural and vice versa;

1.2.5	references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as amended, supplemented or novated in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties;

1.2.6	references herein to “the Seller” and “the Buyer” shall be deemed to include their respective successors in title and permitted transferees, novates or assigns.

2	Conditions

2.1	As conditions precedent to the effectiveness of this Agreement:-

2.1.1	the Buyer shall deliver or cause to be delivered to the Seller by the Termination Date, a copy of a resolutions of the board of directors of the Buyer approving the terms of and the entry into the transactions contemplated by this Agreement in a form reasonably acceptable to the Seller; and

2.1.2	the Seller shall deliver or cause to be delivered to the Buyer by the Termination Date, a copy of a resolutions of the board of directors of the Seller approving the terms of and the entry into the transactions contemplated by this Agreement in a form reasonably acceptable to the Buyer,

2.2	Subject to Clause 2.1, this Agreement shall take effect on the date hereof other than Clauses 4 (Termination) and 5 (Option) which shall take effect on the Effective Date.

2.3	Until the Effective Date, the parties reserve all their rights under the Original MoA including, without limitation, all rights that have occurred prior to the date of this Agreement.

2.4	In the event that the Effective Date fails to occur by the Termination Date this Agreement shall automatically terminate.

3	Effective Date

3.1	The Effective Date shall occur when the following conditions precedent are satisfied:

3.1.1	The Buyer shall have paid to the credit of the Joint Account six million one hundred and seventy one thousand one hundred and sixty two United States Dollars (USD6,171,162) being the difference between (a) fourteen million seven hundred thousand United Stated Dollars (USD 14,700,000) and (b) the aggregate of (i) the Supplies Costs and (ii) eight million one hundred and three thousand and seventeen United States Dollars (USD8,103,017) being the original deposit of seven million seven hundred and thirty eight thousand five hundred United States Dollars (USD7,738,500) together with three hundred and sixty four thousand five hundred and seventeen United States Dollars (USD364,517) interest earned to 5 November 2010.

3.1.2	Following Clause 3.1.1, the Buyer and Seller shall have given irrevocable joint written instructions to HSH Nordbank substantially in the form of Appendix D (Joint Account Deposit Release Instructions) to release to the Seller all funds held to the credit of the Joint Account. For the avoidance of doubt, any interest earned after 5 November 2010 net of any Buyer’s charges received by HSH Nordbank, shall be for the benefit of the Seller.

3.2	Automatically upon satisfaction of the conditions in Clause 3.1 title to the Supplies shall be deemed to pass from the Buyer to the Seller. The Buyer undertakes to execute thereafter and within a reasonable time any documentation, on such reasonable terms as may be requested by the Seller, to evidence or effect such transfer of title.

3.3	On the Effective Date, the Seller shall reimburse the Buyer for the net cost of purchase of any additional supplies for the Vessel bought by the Buyer at the request of the Seller between the date of this Agreement and the Delivery Date.

4	Termination

4.1	On the Effective Date, the Original MoA shall terminate and the Buyer and the Seller shall be released and discharged from all or any obligations actions, claims, rights, demands and set-offs in any jurisdiction in relation to the Original MoA whether arising before or after the Effective Date so that no party thereto shall have any liability of any nature whatsoever, whether pursuant to its express or implied terms, at common law, under statute or otherwise, in relation to, or in connection with, the Original MOA.

4.2	The release and discharge set out in Clause 4.1 shall not affect the rights and obligations of any party arising under this Agreement.

5	Option

5.1	In consideration of the Option Price now paid by the Buyer to the Seller and other good and valuable consideration (the receipt and sufficiency whereof the Seller hereby acknowledges), the Seller hereby grants to the Buyer the right to serve an Option Notice on the Seller.

5.2	At the earliest practical opportunity following the Buyer’s request the Seller shall permit the Buyer to no later than the Exercise Date:

5.2.1	inspect the Vessel’s classification records; and

5.2.2	conduct an inspection (including a diver’s inspection), without opening up of the Vessel,

the same to be undertaken at no cost to the Seller and without disturbance to the trading itinerary of the Vessel.

5.3	Subject to Clause 5.8, the Option may be exercised by the Buyer at any time during the Option Period, by an officer authorised in writing to sign on behalf of the Buyer (evidence of which authority shall accompany the Option Notice), signing and dating the Option Notice and delivering the same to the Seller in accordance with the provisions of Clause 8 (Notices).

5.4	If the Option is exercised by the Buyer in accordance with Clause 5.3, the Seller covenants to sell the Vessel to the Buyer for the Purchase Price and the Buyer covenants to buy the Vessel on the Option Delivery Date on the terms and conditions set out in the MOA,

5.5	If the Option is exercised by the Buyer in accordance with Clause 5.3, the Seller and the Buyer will execute the Novation Agreement and the Seller and the Buyer will use reasonable endeavours to achieve execution by the Charterer of the Novation Agreement. Subject to Clause 5.6, the Seller will have no further obligation to the Buyer in relation to the Novation Agreement or the Charter and for the avoidance of doubt gives no representation or undertaking relating to the execution of the Novation Agreement by the Charterer to the continuation of the Charter.

5.6	Until the later of the Exercise Date or, if the Option is exercised by the Buyer in accordance with Clause 5.3, the Option Delivery Date, the Seller undertakes that it will not without the prior written consent of the Buyer (not to be unreasonably withheld) agree any material amendment or variation to the Charter, including but not limited to the charter hire rate and charter duration.

5.7	If no Option Notice has been so delivered to the Seller by 23.59 (London time) on the last day of the Option Period, the Buyer’s right to exercise the Option shall be deemed to have lapsed and to be of no further effect.

5.8	If a Total Loss of the Vessel occurs or is deemed to occur in accordance with Clause 1.1 in respect of the Vessel on or before the Exercise Date or following the exercise of the Option before the date of completion of the sale and purchase of the Vessel pursuant to Clause 5.4, the Option or any rights or obligations of the parties hereto which arise under this Agreement as a result of the exercise of the Option shall be deemed to have been cancelled and to be of no further effect.

6	Repayment of Option Price

6.1	Subject always to the provisions of Clause 14(B) of the MOA, the Seller shall promptly refund the Option Price to the Buyer without set-off, withholding or deduction:

6.1.1	if the Seller fails to take delivery of the Vessel from the Builder under the Building Contract by 26 June 2011; or

6.1.2	in the circumstances set out in Clauses 14(A)(1) or 14(A)(2) of the MOA.

7	Representations and Warranties

7.1	Each party represents and warrants to the other party:-

7.1.1	that party is duly incorporated and validly existing under the laws where it is incorporated;

7.1.2	that party has power to enter into this Agreement and to perform its obligations hereunder and has taken all necessary action required to authorize the execution, delivery and performance of this Agreement;

7.1.3	the execution, delivery and performance of this Agreement will not violate or exceed the powers granted to it by, or any provision of:-

(a)	any law or regulation in any jurisdiction to which it is subject;

(b)	any order or decree of any governmental agency or court of or in any jurisdiction to which it is subject;

(c)	its constitutional documents; or

(d)	any mortgage, contract, agreement or arrangement to which it is or will become a party or which is binding upon it or any of its assets and will not cause any encumbrance to arise over or attach to all or any part of its revenues or assets nor oblige it to create any such encumbrances;

7.1.4	all consents, licences, permissions, approvals, registrations or authorizations or declarations required:-

(a)	to enable it lawfully to enter into and perform its obligations under this Agreement;

(b)	to ensure that its obligations hereunder are legal, valid and enforceable; and

(c)	to make this Agreement admissible in evidence in such jurisdictions have been obtained or made and are in full force and effect; and

7.1.5	this Agreement will constitute its legal, valid and binding obligations which, save for the application of equitable remedies and matters which will affect the rights of creditors generally in any bankruptcy or insolvency of such party, are or will be enforceable against it.

8	Notices

8.1	Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

8.2	The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each party to this Agreement for any communication or document to be made or delivered under or in connection with this Agreement are:

8.2.1	in the case of the Buyer, Global Ship Lease, Inc. c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS (fax no; +44 20 7869 8119) marked for the attention of Mr Ian Webber; and

8.2.2	in the case of the Seller, 2nd Floor Railway Chambers, Bank Circus, Douglas, IM 5AB Isle of Man (fax no: +44 1624631689) marked for the attention of Mr Paul Dolan,

or any substitute address, fax number, department or officer as either party may notify to the other by not less than five (5) Banking Days’ notice.

8.3	Any communication or document made or delivered by one party to this Agreement to the other under or in connection this Agreement will only be effective:

8.3.1	if by way of fax, when received in legible form; or

8.3.2	if by way of letter, when it has been left at the relevant address or five (5) Banking Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

and, if a particular department or officer is specified as part of its address details provided under Clause 8.2, if addressed to that department or officer.

9	Assignment

9.1	The Buyer may, at its cost, nominate a wholly owned subsidiary to take delivery of the Vessel on the Option Delivery Date, subject to the Buyer providing the Seller with a guarantee substantially in the form of Appendix F (Form of Performance Guarantee) on or prior to the date of such nomination.

9.2	The Seller may assign its rights under this Agreement to a bank or financial institution providing financing to the Seller and will promptly inform the Buyer of such assignment.

9.3	Other than as set out in Clauses 9.1 and 9.2 above, no party to this Agreement may assign its rights under this Agreement without the consent of the other party, such consent not to be unreasonably withheld.

10	Costs and Expenses

Each party shall bear its own costs and expenses (including legal fees) incurred in connection with the negotiations, preparation and execution of this Agreement and any other document in connection to it.

11	Miscellaneous

11.1	The terms and conditions of this Agreement shall not be varied otherwise than by an instrument in writing executed by or on behalf of the Buyer and the Seller.

11.2	Time shall be of the essence as regards the performance by each party of its respective obligations under this Agreement.

11.3	The remedies provided in this Agreement are cumulative and are not exclusive of any remedies provided by law.

11.4	If any term or provision of this Agreement or the application thereof to any person or circumstances shall to any extent be invalid or unenforceable, the remainder of this Agreement and application of such term or provision to persons or circumstances (other than those as to which it is already invalid or unenforceable) shall not be affected thereby and each term and provision of this Agreement shall be valid and be enforceable to the fullest extent permitted by law.

11.5	This Agreement may be entered into in the form of one or more counterparts, each executed by one of the parties, and, provided both of the parties shall so enter into this Agreement, each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original but, taken together, they shall constitute one instrument.

11.6	This Agreement constitutes the entire agreement between the Buyer and the Seller concerning the matter subject to this Agreement.

11.7	Each party undertakes that it will at its expense, execute, sign, perfect and do any and every such further assurance, document, act or thing as in the reasonable opinion of the other party may be necessary to carry out the purpose of this Agreement or protect or enforce any right of the other party hereunder.

12	Contracts (Rights of Third Parties) Act 1999

A person (including any body of persons) who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

13	Law and Arbitration

13.1	This Agreement and any non-contractual obligations arising from or in connection with it shall in all respects be governed by and interpreted in accordance with English law.

13.2	The parties agree that any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment of those Acts for the time being in force, one arbitrator being appointed by each. Upon receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within 14 days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree, they shall appoint an umpire whose decision shall be final.

APPENDIX A

Form of Option Notice

Marown Navigation Limited

2nd Floor,

Railway Chambers,

Bank Circus,

Douglas,

Isle of Man IM1 5AB

Telefax No:    [—]

Attention:       [—]

Date: [—]

Dear Sirs

Hull No. YZJ2007-789 (“the Vessel”)

We refer to the agreement relating to the Vessel entered into between ourselves and yourselves on [—] 2010 (the “Agreement”). Terms defined in the Agreement shall have the same meaning when used in this notice.

This notice is the Option Notice for the purposes of the Agreement and we hereby exercise the Option granted by you to us to purchase the Vessel on the Option Delivery Date.

Yours faithfully

By:

GLOBAL SHIP LEASE, INC.

APPENDIX B

MEMORANDUM OF AGREEMENT

Dated: 8 November 2010

MAROWN NAVIGATION LIMITED 2nd Floor, Railway Chambers, Bank Circus, Douglas, IM1 5AB, Isle of Man c/o POLARIS SHIPMANAGEMENT COMPANY LIMITED of 2nd Floor, Railway Chambers, Bank Circus, Douglas IM1 5AB, Isle of Man hereinafter called the Sellers, have agreed to sell, and GLOBAL SHIP LEASE, INC. Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands or a company nominated by Global Ship Lease, Inc. hereinafter called the Buyers, have agreed to buy

Name: Hull Number YZJ2007-789

Classification Society/Class: GL+100A5, “Container Ship”, IW, NAV-0, RSD, SOLAS II-2 Reg. 19, BWM-F, +MC, AUT

Built: 2010	By: Jiangsu New Yangzi Shipbuilding Co. Ltd (the “Builders”)

Flag: Marshall Islands	Place of Registration: Majuro

Call Sign:	Grt/Nrt:

Register Number:

hereinafter called the Vessel, on the following terms and conditions:

This MoA shall become effective on the date the Option Notice is received by the Sellers from the Buyers in accordance with clause 6 of the Agreement (as defined below).

Definitions

“Banking D~~d~~ays” are days on which banks are open ~~both~~ in the London, Armsterdam, New York, Douglas and Hamburg and the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

“Building Contract” means the shipbuilding contract No. 2007NY Z0681M between the Builders and the Sellers dated 28 May 2007 which incorporates in accordance with its terms (a) the specifications (Drawing No. M2007M015-001), (b) the general arrangements plan (Drawing No. M2007M-015-002) and (c) the makers’ list for equipment (Drawing No. M2007-015-003) (together the “Specifications”). The Sellers represent that the Building Contract and the Specifications are as provided to the Buyers, incorporate all series agreements as referred in Article IC.2(a) of the Building Contract and have not been amended.

“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

“Classification Society” or “Class” means the Society referred to in line 4.

Words used but not defined in this MoA shall have the meaning given to them in the agreement dated 8 November 2010 made between the Sellers and the Buyers (the “Agreement”).

1.	Purchase Price

USD61,250,000 (sixty one million two hundred and fifty thousand United State Dollars)

~~2.~~	~~Deposit~~

~~As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within             banking days from the date of this Agreement. This deposit shall be placed with             and held by them in a joint account for the Sellers and the Buyers, to be released in accordance~~

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

~~with joint written instructions of the Sellers and the Buyers, interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.~~

3.	Payment

The said Purchase Price shall be paid in full free of bank charges to the Sellers bank account Hypovoreinsbank, Hamburg – a/c number 894528737, IBAN DE20 7002 0270 0894 5267 37, BIC HYDEVEMMXXX at least two ~~three~~-Banking Days before the scheduled delivery date of the Vessel. Such funds to be held to the order of the Buyers or their remitting bank until the Vessel is delivered to the Buyers under the terms and conditions of this MoA. Such funds, held to the order of the Buyers or their remitting bank, shall only be released to the Sellers against receipt by the Sellers’ bank of a fax duplicate original copy of the protocol of delivery and acceptance of the Vessel from the Sellers to the Buyers signed by the Sellers and the Buyers.

If the Delivery of the protocol of delivery and acceptance of the Vessel shall not have been delivered within 10 days of the deposit of the Purchase Price it shall be returned to the Buyers unless otherwise agreed.

~~on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 6~~.

4.	Inspections

a)*	Prior to the Exercise Date, ~~T~~the Buyers have inspected and accepted the Vessel’s classification records and ~~The Buyers~~ have also inspected the Vessel ~~at/in on~~  and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this ~~Agreement~~ MoA.~~.~~

~~b)*~~	~~The Buyers shall have the right to inspect the Vessel’s classification records and declare whether some are accepted or not within~~

~~The Sellers shall provide for inspection of the Vessel at/in~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the Inspection, the Vessel’s deck and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection.~~

~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

~~*~~	~~4 a) and 4b) are alternatives; delete whichever is not applicable, in the absence of deletions, alternative 4a) to apply.~~

5.	Notices, time and place of delivery

a)	The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with 30, 10, 5 and 5-3 days notice of the estimated time of arrival at the intended place of ~~drydocking/underwater inspection~~/delivery and 1 day definitive notice. When the Vessel is at the place of delivery and in every respect ~~physically~~ ready for delivery in accordance with this ~~Agreement~~ MoA, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)	The Vessel shall be delivered and taken over safely afloat at ~~a safe and accessible berth or anchorage at/~~ in the next safe, ice free and within Institute Warranty Limits port or anchorage closest to where the Vessel is located 365 days after the delivery date of the Vessel to the Sellers under the Building Contract.

In the Sellers’ option being a date no later than 395 days after the delivery date of the Vessel to the Sellers under the Building Contract.

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

Expected time of delivery: the date falling 365 days after the delivery of the Vessel to the Sellers under the Building Contract.

Date of cancelling: (see Clause 14): 365 days after the delivery date of the Vessel from the Builder to the Seller under the Building Contract. (~~see Clauses 5c), 6 b) (iii) and 14);~~

~~c)~~	~~If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.~~

~~If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.~~

d)	Should the Vessel become an actual, constructive or compromised total loss before the Option ~~d~~Delivery Date ~~the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement~~ MoA shall be null and void.

~~6.~~	~~Drydocking/Divers-Inspection~~

~~a)**~~	~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest lead line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~

~~b)**~~	~~(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the deliver port.~~

~~(ii) If the rudder, propeller, bottom or other underwater parts below the deepest lead line are found broken, damaged or defective so as to affect the Vessel’s class, then unless repairs can be carried out to afloat the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society’s attendance.~~

~~(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable drydocking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b) Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 6 b)) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.~~

~~c)~~	~~If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above~~

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

~~(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~

~~(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.~~

~~(iii) the expenses in connection with pulling the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.~~

~~(iv) the Buyer’s representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.~~

~~(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Seller’s or the Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 6 b).~~

~~*~~	~~Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~
~~**~~	~~6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.~~

7.	Spares/~~bunkers~~Owners’ Supply, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel ~~at the time of inspection~~ used or unused, whether on board or not shall become the Buyers’ property~~, but spares on order are to be excluded~~. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail - end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement after delivery from the Builder but prior to delivery to the Buyers, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked Items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s, Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):

The Buyers shall take over the ~~remaining bunkers and~~ unused lubricating oils in storage tanks and sealed drums and pay the ~~current net market price~~ amount paid by the Seller’s for the same as evidenced by the relevant payment vouchers (excluding barging expenses) ~~at the port and date of delivery of the Vessel~~.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

8.	Documentation

The place of closing: London, Isle of Man, Hamburg or Singapore.

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:

a)	Legal Bill of Sale in a form recordable in the Marshall Islands (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances and, mortgages, ~~and~~ maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.

b)	~~Current-~~Certificate of Ownership issued by the competent authorities of the flag state of the Vessel dated no more than 2 Banking Days prior to the delivery.

c)	Confirmation of Class issued within 72 hours prior to delivery.

d)	~~Current-~~Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances dated no more than 2 Banking Days prior to the delivery.

~~e)~~	~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~

e)	Finished Drawings, Plans and Instruction books pertaining to the Vessel as stipulated in the Specifications.

f)	A list of all warranty claims made by the Sellers to the Builders pursuant to the Building Contract.

~~f~~g)	Any such additional documents as may reasonably be required by the competent authorities for the purpose of ~~registering~~ legal transfer of the Vessel and her registration in the ownership of the Buyers, provided the Buyers notify the Sellers of any such documents as soon as possible ~~after the date of this Agreement~~ in advance of the Option Delivery Date.

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans, etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Seller are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense~~, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same~~.

9.	Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all ~~charters,~~ encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

11.	Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this ~~Agreement~~ MoA she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered with her class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation* by Class or the relevant authorities at the time of delivery.

~~“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4-a) or 4-b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

~~12.~~	~~Name/markings~~

~~Upon delivery the Buyers undertake to change the name of the Vessel and after funnel markings.~~

13.	Buyers’ default

~~Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.~~

~~Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers if the deposit does not cover their loss, the Seller shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.~~

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

(A) The parties agree that the Buyers shall be in default of performance of their obligations under this MoA in the following cases:

(1) If the Buyers fail to pay the Purchase Price in accordance with clause 3 when due; or

(2) If the Buyers shall commit any material breach of this MoA and shall fail to remedy same within 5 (five) Banking Days of receipt by the Buyers of an enforcement notice from the Sellers by fax; or

(3) If the Buyers fail or delay, without legal justification under this MoA, to take delivery of the Vessel after the receipt by the Buyers of the Notice of Readiness in accordance with Clause 5 above; or

(4) If a position is presented or an order or an effective resolution is passed for the winding-up of the Buyers or the performance guarantor of the Buyers or if a receiver or a preliminary receiver of an administrative receiver (or equivalent) is appointed over the whole or any substantial part of the undertaking or property of the Buyers or the performance guarantor of the Buyers become insolvent or suspend payment generally of their debts or cease to carry on the business or make any special arrangements, voluntary arrangements or composition with their creditors or any proceedings are commenced relating to the whole or a substantial portion of the property of the Buyers or the performance guarantor of the Buyers under any re-organisation, arrangement or readjustment of debt, dissolution, winding-up, adjustment, composition bankruptcy or liquidation law or statute of any jurisdiction whether now or hereafter in effect; or

(5) If any of the Buyer’s representations and/or warranties are untrue or incorrect or inaccurate in a material respect.

(B) If the Buyers are in default as defined under Clause 13(A) above, the Sellers shall have the right to immediately cancel this MoA by giving notice in writing to the Buyers in which event the Buyers shall compensate the Seller for their losses and for all expenses incurred together with interest as set out in Clause 13(C).

(C) If the Buyers are in default as to delaying the payment of the amount of the Purchase Price or the payment provided for in Clause 13(B) above, or any other payment owed to the Sellers as per this MoA, the Buyers shall be liable to pay interest at 1.60% over 3 months USD LIBOR per annum on the unpaid amount from the day from which same became due to the Sellers until the date of actual payment thereof.

14.	Seller’s default

~~Should the Sellers fail to give Notice of Readiness in accordance with Clause 5-a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and now Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.~~

~~Should the Sellers fail to give the Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation in the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement~~

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

(A) The parties agree that the Sellers shall be in default of performance of their obligations under this MoA in the following cases:

(1) if the Sellers fail or delay, without legal justification under this MoA, to deliver the Vessel to the Buyers after the Notice of Readiness has been served and shall fail to remedy same within 3 (three) Banking Days after receipt by the Buyers of the Notice of Readiness; or

(2) if the Sellers shall commit any material breach of this MoA and shall fail to remedy same within 5 (five) Banking Days of receipt by the Sellers of an enforcement notice from the Buyers by fax; or

(3) if a petition is presented or an order or an effective resolution is passed for the winding-up of the Sellers or if a receiver or a preliminary receiver of an administrative receiver (or equivalent) is appointed over the whole or any substantial part of the undertaking or property of the Sellers or if the Sellers become insolvent or suspend payment generally of their debts or cease to carry on their business or make any special arrangements, voluntary arrangements or composition with their creditors or any proceedings are commenced relating to the whole or a substantial portion of the property of the Sellers under any re-organisation, arrangement or readjustment of debt, dissolution, winding-up, adjustment, composition bankruptcy or liquidation law or statute of any jurisdiction whether now or hereafter in effect; or

(4) if any of the Sellers’ representations and/or warranties are untrue or incorrect or inaccurate in a material respect.

(B) The Parties agree that the Sellers shall not be in default of performance of their obligations under this MoA if (a) the Charter is terminated or (b) the Charterer is unwilling or unable to perform the Charter or (c) any of the insolvency proceedings described in Clause 14(A)(3) arises in respect of the Charterer or (d) the Novation Agreement has not been executed by the Charterer.

(C) If the Sellers are in default as defined under Clauses 14(A)(3) or 14(A)(4) above, the Buyers’ sole remedy is the right to cancel this MoA by giving notice in writing to the Sellers.

If the Sellers are in default under Clauses 14(A)(1) or 14(A)(2) above, the Buyers’ sole remedies are (a) a right to a refund of the Option Price as set out in Clause 6.1 of the Agreement and (b) the right to cancel this MoA by giving notice in writing to the Sellers.

The Buyers shall have no other rights or remedies under this MoA or arising at law other than as set out in this Clause 14(C) and the Buyers shall have no right to claim compensation for their losses and expenses.

15.	Buyers’ representatives

30 days before the Option Delivery Date~~After this Agreement has been signed by both parties and the deposit has been lodged~~, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense, ~~upon arrival at             on or about~~

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers’ representatives shall sign the Sellers’ letter of indemnity prior to their embarkation.

16.	Arbitration

a)*

This ~~Agreement~~ MoA shall be governed by and construed in accordance with English law and any dispute arising out of this ~~Agreement~~ MoA shall be referred to arbitration in London in accordance with the Arbitration Acts ~~1950 and 1979~~ 1996 or any statutory

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one partly of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, falling which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

~~b)~~	~~This agreement shall be governed by and construed in accordance with the Title 0 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.~~

~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.~~

~~c)~~	~~Any dispute arising out of this Agreement shall be referred to arbitration at subject to the procedures applicable there.~~

~~The laws of              shall govern this Agreement.~~

~~*)~~	~~16 a), 16 b), and 16 c ) are alternatives; delete whichever is not applicable in the absence of deletions, alternative 16 a) to apply.~~

APPENDIX C

List of Supplies

Makers List attached to MOA Pos number.	ITEM	Status as at 19/10/2010	Delivery Date	Cost
7	Lashing Material	Ordered	18/11/2010	USD290,600
8	Lube Oil	Invoiced	Delivered	USD135,221
	Total Owners’ Supply Costs Committed to / Incurred by GSL as at 19-Oct-2010			USD425,821

APPENDIX D

Joint Account Deposit Release Instructions

Date	:	2011

To	:	HSH Nordbank AG

Attn	:	Mr Christian Westendorf

Subject	:	Agreement dated 2010 (as supplemented and amended, the “Agreement”) made between Marown Navigation Limited (the “Seller”) and Global Ship Lease Inc. (the “Buyer”) in relation to the acquisition of Vessel with Builders Hull Number YZJ2007-789 (the “Vessel”).

It has been agreed by and between the Seller and the Buyer that the release of the deposit of USD14,XXX,XXX.XX held in the joint account of the Buyer and the Seller at HSH Nordbank AG with Account No: [—] is to be released as follows:

(i)	USD[—] representing the deposited amount plus interest earned up to and including the 5th November 2010, free of any bank charges

to:	Beneficiary bank	:
	Beneficiary	:	Marown Navigation Limited
	IBAN	:	[—]
	Message	:
And

(ii)	Interest accrued from 6th November 2010 up to the date of this release instruction in the joint account: USD

to:	Beneficiary bank	:
	Beneficiary	:	Marown Navigation Limited
	IBAN	:
	Message	:	int. for joint account Seller / Buyer

Thereafter, please close the above joint account.

Yours faithfully

Seller For and on behalf of Marown Navigation Limited	Buyer For and on behalf of Global Ship Lease, Inc.

Name:	Name:
Attorney in fact	Attorney in fact

APPENDIX E

Form of Novation Agreement

Dated                      2011

(1)         MAROWN NAVIGATION LIMITED

Isle of Man

as Transferor

and

(2)         GLOBAL SHIP LEASE, INC.

as Transferee

and

(3)         ZIM INTEGRATED SHIPPING SERVICES LTD.

as Charterer

NOVATION AGREEMENT

CONTENTS

		Page

1	Interpretation	27

2	Novation of Charter	28

3	Charter Proceeds	29

4	Representation and Warranties	30

5	Further Assurance	30

6	Communications	30

7	Exercise of Rights	31

8	Miscellaneous	32

9	Governing Law and Jurisdiction	32

Schedule 1		33
Notice of Transfer		33

AGREEMENT

Dated:             2011

BETWEEN:

(1)	MAROWN NAVIGATION LIMITED, a company incorporated in the Isle of Man, whose registered office is at 2nd floor, Railway Chambers, Bank Circus, IM1 SAB Douglas, Isle of Man (the “Transferor”); and

(2)	GLOBAL SHIP LEASE, INC., a company incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands (or nominee) (the “Transferee”); and

(3)	ZIM INTEGRATED SHIPPING SERVICES LIMITED, a company incorporated in Israel whose registered office is at 9 Andre Sakharov Street, Haifa, Israel (the “Charterer”).

WHEREAS:

(A)	By a time charter dated 17 January 2008 and executed between the Transferor and the Charterer (the “Charter”), the Transferor has chartered to the Charterer the vessel “tbn” with the newbuildmg hull no. YZJ2007-789 (the “Vessel”) on the terms and conditions stated therein.

(B)	The parties hereto have agreed that the Charter shall be transferred from the Transferor to the Transferee.

(C)	This Agreement effects the novation necessary for the aforesaid transfer.

NOW	IT IS HEREBY AGREED as follows:

1	Interpretation

1.1	In this Agreement, except to the extent that the context requires otherwise, the following terms shall have the following respective meanings:

“Charter Proceeds” means any charter payments or proceeds paid or due from the Charterer under or in respect of the Charter (including without limitation, the hire thereunder).

“Notice of Transfer” means the written notice, which the Transferor will serve on the Charterer to formally effect the transfer of the Charter from the Transferor to the Transferee, substantially in the form set out in Schedule 1.

“Transfer Date” means the transfer date and time as set out in the Notice of Transfer or such other time and date as may be agreed between the Transferor and the Transferee.

1.2	In this Agreement, a reference to:

1.2.1	a person includes a reference to that person’s legal successors and assigns (unless the context otherwise requires); and

1.2.2	this Agreement or any other agreement or document shall be construed as a reference to this Agreement or such other agreement or document as the same may have been, or may at the time be, amended, varied, novated or supplemented.

2	Novation of Charter

2.1	With the consent of each of the parties to this Agreement and in consideration of the mutual covenants and agreements contained herein, with effect on and from the Transfer Date:

2.1.1	the Transferor assigns and transfers to the Transferee the benefit and burden of all of the Transferor’s rights, obligations and interests in, to and under the Charter;

2.1.2	the Transferee shall observe and perform the Transferor’s obligations under and in respect of the Charter and will be bound by the Charter as if the Transferee had originally been a party to it and named therein as “owner” in the place of the Transferor;

2.1.3	the Charterer shall release and discharge the Transferor from further performance of its obligations under or in respect of the Charter and from all claims and liabilities in respect thereof and accepts the liability of the Transferee in the Transferor’s place and is bound by the terms of and undertakes to perform its obligations under the Charter as if the Transferee had originally been a party to it and named in it in place of the Transferor.

The Transferor shall remain solely liable to the Charterer after the Transfer Date in respect of all claims, liabilities, costs, expenses, taxes, duties, losses and/or damages (if any) or matters arising out of or in connection with its performance under the Charter prior to the Transfer Date;

2.1.4	Charter clause 67 and the Preliminary Charter Description shall be amended as follows:

CLAUSE 67 (last line)

It shall be added “and any entity in the Global Ship Lease, Inc. group except Cyprus companies.”

PRELIMINARY TIME CHARTER DESCRIPTION (lines 4 to 6):

Owners:	Global Ship Lease, Inc. group

Managing Owners:	Global Ship Lease Services Limited.

Managers:	1.V. Ships

2.Anglo Eastern Ship Management

3.Rickmers Shipmanagement (Singapore) Pte. Ltd.

In the event that Buyers elect not to use either of the above due, for example, to changes in circumstances between now and the inception of the charters, an alternative ship manager is to be mutually agreed by Buyers and Charterers.

Flag:	Marshall Islands

2.2	The Transferor and the Charterer shall not, without the prior written consent of the Transferee:-

2.1.1	amend, vary or supplement the Charter;

2.2.2	waive or agree to forego the benefit of any performance due under the Charter; or

2.2.3	substitute any other vessel than the Vessel in accordance with Charter Clause 13(m)(i) or otherwise.

2.3	The Transferor will serve the Notice of Transfer on the Charterer on the Transfer Date simultaneously with the delivery of the Vessel from the Transferor to the Transferee pursuant to the terms of a Memorandum of Agreement entered into between them on or about the date of this Agreement for the sale and purchase of the Vessel.

3	Charter Proceeds

3.1	The Transferee and the Transferor agree that all Charter Proceeds accrued up to (but not including) the Transfer Date shall accrue for the sole benefit of the Transferor whilst all charter proceeds accrued after the Transfer Date shall accrue for the sole benefit of the Transferee.

3.2	At the Transfer Date the Transferor shall pay to the Transferee any advance charter hire or other sum paid to the Transferor by the Charterer in respect of any period after the Transfer Date and the Charterer shall not under any circumstances have any liability to the Transferee or to Transferor in respect of such hire and any other monies paid by it under and pursuant to the charterparty which had already been paid in advance. It is understood and agreed that the Charterers will not prepare a final hire statement with the Transferor for the period until the Transfer Date, but that any outstanding amount between the Charterers and the Transferor are being settled, together with the regular hire payments to the Transferee and the Transferee undertakes to settle any such outstanding towards the Transferor’s receipt at the Transfer Date.

3.3	Subject to Clause 3.1 above, the Transferee is entitled to all Charter Proceeds owed by the Charterer from the Transfer Date on. If the Transferor shall receive any such Charter Proceeds owed by the Charterer to the Transferee on or after the Transfer Date, the Transferor shall promptly notify the Transferee thereof and shall forthwith following receipt thereof pay, transfer or deliver such Charter Proceeds to the Transferee, in the form received, Pending the payment, transfer or delivery of such Charter Proceeds, the Transferor shall hold the same on trust for the Transferee. Nothing in this Clause 3 is intended to or shall create a charge or other security interest.

3.4	After the Transfer Date all payments shall be made by the Charterer to the account to be indicated by the Transferee.

3.5	If the Transferee assigns the Charter as security for finance the Charterer will acknowledge any reasonable notice of assignment subject to agreement on the terms requested by the relevant lender(s).

4	Representation and Warranties

4.1	Each of the parties represents and warrants to and for the benefit of the others that in respect of itself:

4.1.1	it has the power to enter into, exercise its rights and perform and comply with its obligations under this Agreement;

4.1.2	all action, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents) in order (a) to enable it to enter into, exercise its rights and perform and comply with its obligations under this Agreement, (b) to ensure that those obligations are legally binding and enforceable and (c) to make this Agreement admissible in evidence in the courts of its jurisdiction of incorporation, have been taken, fulfilled and done; and

4.1.3	its obligations under this Agreement are valid, binding and enforceable in accordance with the terms hereof.

5	Further Assurance

Each of the Transferor and the Charterer agrees to do everything reasonably necessary to give effect to this Agreement and the transactions contemplated by it and/or to perfect the assignments contemplated hereunder (including without limitation in respect of the Transferor, the execution and delivery of notices, instruments or other documents and the procuring of consents and acknowledgements) and to use all reasonable endeavours to cause relevant third parties to do likewise.

6	Communications

6.1	All notices, demands or communications required to be given or made under this Agreement shall be in writing and may be sent to the intended recipient by fax, delivered personally or sent by post to its fax number or address stated below (or to the fax number or address last notified in writing to the other parties):

the Transferor:	Marown Navigation Limited
2nd floor, Railway Chambers
Bank Circus
Douglas 1M1 5AB
Isle of Man

Tel +44 1624 631 680
Fax +44 1624 631 689
Attn: Paul Dolan

the Transferee:	Global Ship Lease, Inc.
c/o Global Ship Lease Services Limited
Portland House
Stag Place
London SWIE 5RS
United Kingdom

Tel. +44 (20) 7869 8006
Fax. +44 (20) 7869 8119
Email: ian.webber@globalshiplease.com
Attn: Mr. Ian Webber

the Charterer	Zim Integrated Shipping Services Ltd.
9 Andre Sakharov Street
Haifa
Israel

Tel: +972 48 65 21 05
Fax: +972 48 500 167
Attn: Mr. Christos Karayannis

6.2	Any such notices, demands or other communications to each party under this Agreement shall be deemed to have been received (if sent by fax) on the day of despatch (if delivered personally) when left at the address required by Clause 6.1 above or (if sent by air mail) seven days after the same is posted.

7	Exercise of Rights

7.1	A party may exercise a right, power or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power or remedy by a party does not prevent a further exercise of that or of any other right, power or remedy. Failure by a party to exercise or delay in exercising a right, power or remedy does not prevent its exercise of the same subsequently and shall not be deemed to be a waiver thereof

7.2	The rights, powers and remedies provided in this Agreement are cumulative with, and not exclusive of, the rights, powers or remedies provided by law independently of this Agreement.

8	Miscellaneous

8.1	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

8.2	This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument

8.3	The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision of this Agreement.

8.4	Unless a contrary indication appears, a person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act, 1999 to enforce any term of this Agreement.

9	Governing Law and Jurisdiction

Clause 20 of the Charter shall (mutatis mutandis) apply to this Agreement.

Schedule 1

Notice of Transfer

Date:

To :	Zim Integrated Shipping Services Ltd.

9 Andre Sakharov Street

Haifa

Israel

Dear Sirs

Vessel “                    ” (IMO Number:                     ) (the “Vessel”)

We refer to the agreement (the “Agreement”) dated [•] made between Zim Integrated Shipping Services Ltd, as charterer, Global Ship Lease, Inc. as transferee, and ourselves as transferor.

We hereby give you notice that the Transfer Date (as defined in the Agreement) is                      [state transfer date and UTC time].

Please acknowledge receipt of this letter by signing and returning the enclosed duplicate copy of this letter,

Yours faithfully

for and on behalf of

Marown Navigation Limited

We acknowledge receipt of this letter.

Zim Integrated Shipping Services Limited	Date

IN WITNESS WHEREOF the parties hereto have entered into this Agreement.

The Transferor

SIGNED by	)
MAROWN NAVIGATION LIMITED	)
by its attorney-in-fact/authorized signatory	)
in the presence of:	)

Witness

The Transferee

SIGNED by	)
GLOBAL SHIP LEASE, INC.	)
by its attorney-in-fact/authorized signatory	)
in the presence of:	)

Witness

The Charterer

SIGNED by ZIM INTEGRATED SHIPPING SERVICES LIMITED by its attorney-in-fact/authorized signatory in the presence of	) ) ) ) )

Witness

APPENDIX F

Form of Performance Guarantee

To:	Marown Navigation Limited

2nd Floor, Railway Chambers

Bank Circus

Douglas IM1 5AB

Isle of Man

In consideration of the Memorandum of Agreement dated [•] (the “MoA”), between:

Marown Navigation Limited, incorporated in the Isle of Man with offices at 2nd Floor, Railway Chambers, Bank Circus, Douglas IM1 5AB, Isle of Man (the “Sellers”)

-and-

                                         [nominee name/address],

nominated by GLOBAL SHIP LEASE, INC. incorporated in the Marshall Islands with offices at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands (the “Buyers”)

providing for, the purchase of one (1) Container Vessel of 4,250 TEU bearing Hull-No. YZJ2007-789 (the “Vessel”) for a PURCHASE PRICE of USD61,250,000 and the sum of USD 10 now paid by the Sellers to the undersigned (the receipt and sufficiency of which the undersigned acknowledges), the undersigned hereby irrevocably guarantees to you, your successors and assigns, as primary obligor and not merely as surety, the due and faithful performance by the Buyers of all their liabilities and responsibilities under the MoA and any supplements, amendments, changes or modifications hereafter made thereto (the undersigned hereby expressly waiving notice of any such supplement, amendment, change or modification as may be agreed to by you, your successors and assigns and the Buyers) and further guarantees inter alia but not limited to the due and prompt payment of the PURCHASE PRICE in line with the provisions under the MoA and any supplements, amendments, changes or modifications hereafter made thereto (the undersigned hereby expressly waiving notice of any such supplement, amendment, change or modification as may be agreed to by your, your successors and assigns and the Buyers as aforesaid).

Any payment to be made by us under this Guarantee shall be in United States Dollars to the credit of such account at such first class bank as the Sellers (or by their successors and/or assigns) shall notify to us in writing. If any deductions or withholdings are required to be made by law, then payments hereunder shall be increased so that the net amount received by you under this Guarantee will be the full amount that would have been paid but for such deduction or withholding on condition that you shall account to us for any benefit received by you on account of such deduction or withholding.

The undersigned hereby certifies, represents and warrants that all acts, conditions and things required to be done and performed and to have occurred precedent to the creation and issuance of this Guarantee and to constitute the same and valid and legally binding obligation of the undersigned enforceable in accordance with its terms have been done and performed and have occurred in due and strict compliance with the MoA and applicable law.

The compliance under this Guarantee by the undersigned of the obligations of the Buyers shall be implemented forthwith upon receipt by us of the first written demand from you including a statement that the Buyers are in default of their obligations under the MoA, and without requiring you to take any further procedure or steps against the Buyers.

This Guarantee shall become effective immediately and only terminate upon (i) the performance and completion of all obligations of the Buyers arising under the MoA, or (ii) the termination of the MoA in accordance with its terms or at law.

This Guarantee and any non-contractual obligations arising out of or in connection to it shall be governed by the laws of England and each of the parties submit for all purposes under the MoA and this Guarantee all disputes to Arbitration in accordance with clause 16 of the MoA.

Dated:

Yours faithfully,

For and on behalf of
GLOBAL SHIP LEASE, INC
Name:
Title:

EXECUTION PAGE

IN WITNESS of which this Agreement has been duly executed and delivered as a Deed the day and year first before written.

THE SELLER

SIGNED and DELIVERED as a DEED by MAROWN NAVIGATION LIMITED acting by	) ) ) )	/s/ Paul Dolan Paul Dolan
)
its duly authorised	)	Director
)
in the presence of:	)	/s/ R. Christian

Illegible

THE BUYER

SIGNED and DELIVERED as a DEED by GLOBAL SHIP LEASE, INC. acting by	) ) ) )
)
its duly authorised	)	I J Webber
)
in the presence of:	)	CEO

Thomas A Listor

/s/ Thomas A Listor

Exhibit IV

Dated 8 November 2010

TYNWALD NAVIGATION LIMITED

- and -

GLOBAL SHIP LEASE, INC.

AGREEMENT IN RESPECT

OF THE VESSEL WITH

BUILDER’S HULL NO.

YZJ2007-790

Stephenson Harwood

One, St Paul’s Churchyard

London EC4M 8SH

Tel: +44 (0)20 7329 4422

Ref: 1522/01-49-01783

CONTENTS

		Page

1	Definitions	1

2	Conditions	4

3	Effective Date	5

4	Termination	6

5	Option	6

6	Repayment of Option Price	8

7	Representations and Warranties	8

8	Notices	9

9	Assignment	10

10	Costs and Expenses	11

11	Miscellaneous	11

12	Contracts (Rights of Third Parties) Act 1999	12

13	Law and Arbitration	12

APPENDIX A		13
	Form of Option Notice	13

APPENDIX B		14
	Memorandum of Agreement	14

APPENDIX C		23
	List of Supplies	23

APPENDIX D		24
	Joint Account Deposit Release Instructions	24

APPENDIX E		25
	Form of Novation Agreement	25

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APPENDIX F	35
Form of Performance Guarantee	35

EXECUTION PAGE	37

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THIS AGREEMENT

Dated: 8 November 2010

BETWEEN:

(1)

TYNWALD NAVIGATION LIMITED, a company incorporated according to the law of the Isle of Man with its registered address at 2nd Floor, Railway Chambers, Bank Circus, Douglas, Isle of Man IM1 5AB c/o POLARIS SHIPMANAGEMENT COMPANY LIMITED of 2nd Floor, Railway Chambers, Bank Circus, Douglas Isle of Man IM1 5AB (the “Seller”); and

(2)	GLOBAL SHIP LEASE, INC., a company incorporated according to the law of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands (the “Buyer”).

WHEREAS:

(A)	The Seller and the Buyer have entered into a memorandum of agreement dated 11 September 2008 in relation to the sale and purchase of the Vessel (the “Original MoA”).

(B)	The Buyer has requested the Seller and the Seller has agreed to terminate the Original MoA and grant a purchase option to the Buyer in relation to the Vessel subject to the terms and conditions of this Agreement.

NOW IT IS HEREBY AGREED by and between the parties hereto as follows:

1	Definitions

1.1	In this Agreement:

“Banking Day” means a day (other than a Saturday or Sunday) on which banks in London, Amsterdam, New York, Douglas and Hamburg are open for business.

“Builder” means Jiangsu New Yangzi Shipbuilding Co. Ltd. and Jiangsu Tianyuan Marine Import & Export Co. Ltd.

“Building Contract” means the shipbuilding contract dated 28 May 2007 made between the Builder and the Seller for the construction, sale and delivery of the Vessel.

“Charter” means the charterparty agreement dated 17 January 2008 in relation to the Vessel between the Seller and the Charterer as amended by an Addendum No. 1 dated 11 September 2008.

“Charterer” means Zim Integrated Shipping Services Ltd. of 9 Andre Sakharov Street, Haifa, Israel.

“Delivery Date” means the date the Vessel is delivered by the Builder to the Seller under the Building Contract.

“Dollars” and “USD” means the lawful currency for the time being of the United States of America.

“Effective Date” means the date on which the conditions referred to in Clause 3 (Effective Date) have been satisfied.

“Exercise Date” means the date upon which the Buyer exercises the Option by signing and dating the Option Notice and delivering the same to the Seller.

“HSH Nordbank” means HSH Nordbank AG, Hamburg.

“Joint Account” means account number 1100347360 with HSH Nordbank in the name of the Buyer and the Seller.

“MOA” means the Memorandum of Agreement set out in Appendix B (Memorandum of Agreement).

“Novation Agreement” means the novation agreement in relation to the Charter substantially in the form of Appendix E (Form of Novation Agreement).

“Option” means the right to purchase the Vessel granted by the Seller to the Buyer on the terms of this Agreement and the MOA.

“Option Delivery Date” means the date falling between 365 and 395 days after the Delivery Date on which the delivery of the Vessel is to be effected in accordance with the MOA.

“Option Notice” means a valid notice received by the Seller from the Buyer substantially in the form of Appendix A (Form of Option Notice).

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“Option Period” means the period commencing on the Delivery Date and ending 270 days after the Delivery Date.

“Option Price” means fourteen million seven hundred thousand United States Dollars (USD14,700,000).

“Original MoA” has the meaning given to that term in Recital (A).

“Purchase Price” means sixty one million two hundred and fifty thousand United States Dollars (USD61,250,000).

“Supplies” means the items purchased by the Buyer in relation to the Vessel as listed in Appendix C (List of Supplies).

“Supplies Cost” means the agreed aggregate value of the Supplies in the amount of four hundred and twenty five thousand two hundred and eighteen United States Dollars (USD425,218).

“Termination Date” means 23.59 (London time) on 15 November 2010.

“Total Loss” means:

(a)	actual, constructive, compromised, agreed or arranged total loss of the Vessel;

(b)	requisition for title or other compulsory acquisition of the Vessel otherwise than by requisition for hire;

(c)	capture, seizure, arrest, detention or confiscation of the Vessel by any government or by persons acting or purporting to act on behalf of any government unless the Vessel be released from such capture, seizure, arrest, detention or confiscation within one (1) month after the occurrence thereof and for the purpose of this Agreement, (i) an actual Total Loss of the Vessel shall be deemed to have occurred at the date and time when the Vessel was lost but if the date of the loss is unknown the actual Total Loss shall be deemed to have occurred on the date on which the Vessel was last reported, (ii) a constructive Total Loss shall be deemed to have occurred at the date and time at which a

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notice of abandonment of the Vessel is given to the insurers of the Vessel (iii) a compromised, agreed or arranged Total Loss shall be deemed to have occurred on the date of the relevant compromise, agreement or arrangement and (iv) a Total Loss of the nature referred to in paragraph (b) and (c) above shall be deemed to have occurred when the relevant event therein described has happened and any grace period has expired.

“Vessel” means the vessel with Builder’s hull number YZJ2007-790.

1.2	1.2.1	Clause and Appendix headings are for ease of reference only and do not form part of the agreement between the parties hereto;

	1.2.2	a “Clause”, a “Recital” or an “Appendix” is, unless the contrary is indicated, a reference to (as the case may be) a clause of or a recital or an appendix to this Agreement;

	1.2.3	a “person” shall be construed as a reference to any person, company, partnership, association, government, state, agency or other entity;

	1.2.4	where the context so admits words importing the singular number only shall include the plural and vice versa;

	1.2.5	references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as amended, supplemented or novated in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties;

	1.2.6	references herein to “the Seller” and “the Buyer” shall be deemed to include their respective successors in title and permitted transferees, novates or assigns.

2	Conditions

2.1	As conditions precedent to the effectiveness of this Agreement:-

2.1.1	the Buyer shall deliver or cause to be delivered to the Seller by the Termination Date, a copy of a resolutions of the board of directors of the Buyer approving the terms of and the entry into the transactions

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contemplated by this Agreement in a form reasonably acceptable to the Seller; and

2.1.2	the Seller shall deliver or cause to be delivered to the Buyer by the Termination Date, a copy of a resolutions of the board of directors of the Seller approving the terms of and the entry into the transactions contemplated by this Agreement in a form reasonably acceptable to the Buyer.

2.2	Subject to Clause 2.1, this Agreement shall take effect on the date hereof other than Clauses 4 (Termination) and 5 (Option) which shall take effect on the Effective Date.

2.3	Until the Effective Date, the parties reserve all their rights under the Original MoA including, without limitation, all rights that have occurred prior to the date of this Agreement.

2.4	In the event that the Effective Date fails to occur by the Termination Date this Agreement shall automatically terminate.

3	Effective Date

3.1	The Effective Date shall occur when the following conditions precedent are satisfied:

3.1.1	The Buyer shall have paid to the credit of the Joint Account six million one hundred and seventy one thousand seven hundred and sixty five United Stated Dollars (USD6,171,765) being the difference between (a) fourteen million seven hundred thousand United Stated Dollars (USD14,700,000) and (b) the aggregate of (i) the Supplies Costs and (ii) eight million one hundred and three thousand and seventeen United States Dollars (USD8,103,017) being the original deposit of seven million seven hundred and thirty eight thousand five hundred United States Dollars (USD7,738,500) together with three hundred and sixty four thousand five hundred and seventeen United States Dollars (USD364,517) interest earned to 5 November 2010.

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3.1.2	Following Clause 3.1.1, the Buyer and Seller shall have given irrevocable joint written instructions to HSH Nordbank substantially in the form of Appendix D (Joint Account Deposit Release Instructions) to release to the Seller all funds held to the credit of the Joint Account. For the avoidance of doubt, any interest earned after 5 November 2010 net of any Buyer’s charges received by HSH Nordbank, shall be for the benefit of the Seller.

3.2	Automatically upon satisfaction of the conditions in Clause 3.1 title to the Supplies shall be deemed to pass from the Buyer to the Seller. The Buyer undertakes to execute thereafter and within a reasonable time any documentation, on such reasonable terms as may be requested by the Seller, to evidence or effect such transfer of title.

3.3	On the Effective Date, the Seller shall reimburse the Buyer for the net cost of purchase of any additional supplies for the Vessel bought by the Buyer at the request of the Seller between the date of this Agreement and the Delivery Date.

4	Termination

4.1	On the Effective Date, the Original MoA shall terminate and the Buyer and the Seller shall be released and discharged from all or any obligations actions, claims, rights, demands and set-offs in any jurisdiction in relation to the Original MoA whether arising before or after the Effective Date so that no party thereto shall have any liability of any nature whatsoever, whether pursuant to its express or implied terms, at common law, under statute or otherwise, in relation to, or in connection with, the Original MOA.

4.2	The release and discharge set out in Clause 4.1 shall not affect the rights and obligations of any party arising under this Agreement.

5	Option

5.1	In consideration of the Option Price now paid by the Buyer to the Seller and other good and valuable consideration (the receipt and sufficiency whereof the Seller hereby acknowledges), the Seller hereby grants to the Buyer the right to serve an Option Notice on the Seller.

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5.2	At the earliest practical opportunity following the Buyer’s request the Seller shall permit the Buyer to no later than the Exercise Date:

5.2.1	inspect the Vessel’s classification records; and

5.2.2	conduct an inspection (including a diver’s inspection), without opening up of the Vessel,

the same to be undertaken at no cost to the Seller and without disturbance to the trading itinerary of the Vessel.

5.3	Subject to Clause 5.8, the Option may be exercised by the Buyer at any time during the Option Period, by an officer authorised in writing to sign on behalf of the Buyer (evidence of which authority shall accompany the Option Notice), signing and dating the Option Notice and delivering the same to the Seller in accordance with the provisions of Clause 8 (Notices).

5.4	If the Option is exercised by the Buyer in accordance with Clause 5.3, the Seller covenants to sell the Vessel to the Buyer for the Purchase Price and the Buyer covenants to buy the Vessel on the Option Delivery Date on the terms and conditions set out in the MOA.

5.5	If the Option is exercised by the Buyer in accordance with Clause 5.3, the Seller and the Buyer will execute the Novation Agreement and the Seller and the Buyer will use reasonable endeavours to achieve execution by the Charterer of the Novation Agreement. Subject to Clause 5.6, the Seller will have no further obligation to the Buyer in relation to the Novation Agreement or the Charter and for the avoidance of doubt gives no representation or undertaking relating to the execution of the Novation Agreement by the Charterer to the continuation of the Charter.

5.6	Until the later of the Exercise Date or, if the Option is exercised by the Buyer in accordance with Clause 5.3, the Option Delivery Date, the Seller undertakes that it will not without the prior written consent of the Buyer (not to be unreasonably withheld) agree any material amendment or variation to the Charter, including but not limited to the charter hire rate and charter duration.

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5.7	If no Option Notice has been so delivered to the Seller by 23.59 (London time) on the last day of the Option Period, the Buyer’s right to exercise the Option shall be deemed to have lapsed and to be of no further effect.

5.8	If a Total Loss of the Vessel occurs or is deemed to occur in accordance with Clause 1.1 in respect of the Vessel on or before the Exercise Date or following the exercise of the Option before the date of completion of the sale and purchase of the Vessel pursuant to Clause 5.4, the Option or any rights or obligations of the parties hereto which arise under this Agreement as a result of the exercise of the Option shall be deemed to have been cancelled and to be of no further effect.

6	Repayment of Option Price

6.1	Subject always to the provisions of Clause 14(B) of the MoA, the Seller shall promptly refund the Option Price to the Buyer without set-off, withholding or deduction:

6.1.1	if the Seller fails to take delivery of the Vessel from the Builder under the Building Contract by 28 August 2011; or

6.1.2	in the circumstances set out in Clauses 14(A)(1) or 14(A)(2) of the MOA.

7	Representations and Warranties

7.1	Each party represents and warrants to the other party:-

7.1.1	that party is duly incorporated and validly existing under the laws where it is incorporated;

7.1.2	that party has power to enter into this Agreement and to perform its obligations hereunder and has taken all necessary action required to authorize the execution, delivery and performance of this Agreement;

7.1.3	the execution, delivery and performance of this Agreement will not violate or exceed the powers granted to it by, or any provision of:-

(a)	any law or regulation in any jurisdiction to which it is subject;

(b)	any order or decree of any governmental agency or court of or in any jurisdiction to which it is subject;

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(c)	its constitutional documents; or

(d)	any mortgage, contract, agreement or arrangement to which it is or will become a party or which is binding upon it or any of its assets and will not cause any encumbrance to arise over or attach to all or any part of its revenues or assets nor oblige it to create any such encumbrances;

7.1.4	all consents, licences, permissions, approvals, registrations or authorizations or declarations required:-

(a)	to enable it lawfully to enter into and perform its obligations under this Agreement;

(b)	to ensure that its obligations hereunder are legal, valid and enforceable; and

(c)	to make this Agreement admissible in evidence in such jurisdictions have been obtained or made and are in full force and effect; and

7.1.5	this Agreement will constitute its legal, valid and binding obligations which, save for the application of equitable remedies and matters which will affect the rights of creditors generally in any bankruptcy or insolvency of such party, are or will be enforceable against it.

8	Notices

8.1	Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

8.2	The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each party to this Agreement for any communication or document to be made or delivered under or in connection with this Agreement are:

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8.2.1	in the case of the Buyer, Global Ship Lease, Inc. c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS (fax no: +44 20 7869 8119) marked for the attention of Mr Ian Webber; and

8.2.2	in the case of the Seller, 2nd Floor Railway Chambers, Bank Circus, Douglas, IM 5AB Isle of Man (fax no: +44 1624631689) marked for the attention of Mr Paul Dolan,

or any substitute address, fax number, department or officer as either party may notify to the other by not less than five (5) Banking Days’ notice.

8.3	Any communication or document made or delivered by one party to this Agreement to the other under or in connection this Agreement will only be effective:

8.3.1	if by way of fax, when received in legible form; or

8.3.2	if by way of letter, when it has been left at the relevant address or five (5) Banking Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

and, if a particular department or officer is specified as part of its address details provided under Clause 8.2, if addressed to that department or officer.

9	Assignment

9.1	The Buyer may, at its cost, nominate a wholly owned subsidiary to take delivery of the Vessel on the Option Delivery Date, subject to the Buyer providing the Seller with a guarantee substantially in the form of Appendix F (Form of Performance Guarantee) on or prior to the date of such nomination.

9.2	The Seller may assign its rights under this Agreement to a bank or financial institution providing financing to the Seller and will promptly inform the Buyer of such assignment.

9.3	Other than as set out in Clauses 9.1 and 9.2 above, no party to this Agreement may assign its rights under this Agreement without the consent of the other party, such consent not to be unreasonably withheld.

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10	Costs and Expenses

Each party shall bear its own costs and expenses (including legal fees) incurred in connection with the negotiations, preparation and execution of this Agreement and any other document in connection to it.

11	Miscellaneous

11.1	The terms and conditions of this Agreement shall not be varied otherwise than by an instrument in writing executed by or on behalf of the Buyer and the Seller.

11.2	Time shall be of the essence as regards the performance by each party of its respective obligations under this Agreement.

11.3	The remedies provided in this Agreement are cumulative and are not exclusive of any remedies provided by law.

11.4	If any term or provision of this Agreement or the application thereof to any person or circumstances shall to any extent be invalid or unenforceable, the remainder of this Agreement and application of such term or provision to persons or circumstances (other than those as to which it is already invalid or unenforceable) shall not be affected thereby and each term and provision of this Agreement shall be valid and be enforceable to the fullest extent permitted by law.

11.5	This Agreement may be entered into in the form of one or more counterparts, each executed by one of the parties, and, provided both of the parties shall so enter into this Agreement, each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original but, taken together, they shall constitute one instrument.

11.6	This Agreement constitutes the entire agreement between the Buyer and the Seller concerning the matter subject to this Agreement.

11.7	Each party undertakes that it will at its expense, execute, sign, perfect and do any and every such further assurance, document, act or thing as in the reasonable opinion of the other party may be necessary to carry out the purpose of this Agreement or protect or enforce any right of the other party hereunder.

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12	Contracts (Rights of Third Parties) Act 1999

A person (including any body of persons) who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

13	Law and Arbitration

13.1	This Agreement and any non-contractual obligations arising from or in connection with it shall in all respects be governed by and interpreted in accordance with English law.

13.2	The parties agree that any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment of those Acts for the time being in force, one arbitrator being appointed by each. Upon receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within 14 days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree, they shall appoint an umpire whose decision shall be final.

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APPENDIX A

Form of Option Notice

Tynwald Navigation Limited

2nd Floor,

Railway Chambers,

Bank Circus,

Douglas,

Isle of Man IM1 5AB

Telefax No: [—]

Attention: [—]

Date: [—]

Dear Sirs

Hull No. YZJ2007-790 (“the Vessel”)

We refer to the agreement relating to the Vessel entered into between ourselves and yourselves on [—] 2010 (the “Agreement”). Terms defined in the Agreement shall have the same meaning when used in this notice.

This notice is the Option Notice for the purposes of the Agreement and we hereby exercise the Option granted by you to us to purchase the Vessel on the Option Delivery Date.

Yours faithfully

By:

GLOBAL SHIP LEASE, INC.

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APPENDIX B

MEMORANDUM OF AGREEMENT

Dated: 8 November 2010

TYNWALD NAVIGATION LIMITED 2nd Floor, Railway Chambers, Bank Circus, Douglas, IM1 5AB, Isle of Man c/o POLARIS SHIPMANAGEMENT COMPANY LIMITED of 2nd Floor, Railway Chambers, Bank Circus, Douglas IM1 5AB, Isle of Man hereinafter called the Sellers, have agreed to sell, and GLOBAL SHIP LEASE, INC. Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands or a company nominated by Global Ship Lease, Inc. hereinafter called the Buyers, have agreed to buy

Name: Hull Number YZJ2007-790

Classification Society/Class; GL+100A5, “Container Ship”, IW, NAV-0, RSD, SOLAS II-2 Reg. 19, BWM-F, +MC, AUT

Built: 2010	By: Jlangsu New Yangzi Shipbuilding Co. Ltd (the “Builders”)
Flag: Marshall Islands	Place of Registration: Majuro
Call Sign:	Grt/Nrt:
Register Number:

hereinafter called the Vessel, on the following terms and conditions:

This MoA shall become effective on the date the Option Notice is received by the Sellers from the Buyers in accordance with clause 5 of the Agreement (as defined below).

Definitions

“Banking Ddays” are days on which banks are open both in the London, Amstordam, New York, Douglas and Hamburg and the country of the currency stipulated for the Purchase Price In Clause 1 and in the place of closing stipulated in Clause 8.

“Building Contract” means the shipbuilding contract No. 2007NY Z069IM between the Builders and the Sellers dated 28 May 2007 which Incorporates in accordance with its terms (a) the specifications (Drawing No. M2007M015-001), (b) the general arrangements plan (Drawing No. M2007M-015-002) and (c) the makers’ list for equipment (Drawing No. M2007-015-003) (together the “Specifications”). The Sellers represent that the Building Contract and the Specifications are as provided to the Buyers, Incorporate all series agreements as referred in Article IC.2(a) of the Building Contract and have not been amended.

“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

“Classification Society” or “Class” means the Society referred to in line 4.

Words used but not defined in this MoA shall have the meaning given to them in the agreement dated B November 2010 made between the Sellers and the Buyers (the “Agreement”).

1.	Purchase Price

USD61,250,000 (sixty one million two hundred and fifty thousand United States Dollars)

~~2.~~	~~Deposit~~

~~As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within banking days from the date of this Agreement. This deposit shall be placed with and hold by them in a Joint account for the Sellers and the Buyers to be released in accordance with joint written instructions of the Sellers and the Buyers, Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.~~

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

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3.	Payment

The said Purchase Price shall be paid in full free of bank charges to the Sellers bank account Hypovereinsbank, Hamburg – a/c number 894528729, IBAN DE42 7002 0270 0894 5287 29, BIC HYVEDEMMXXX at least two three Banking Days before the scheduled delivery date of the Vessel. Such funds to be held to the order of the Buyers or their remitting bank until the Vessel is delivered to the Buyers under the terms and conditions of this MoA. Such funds, held to the order of the Buyer or their remitting bank, shall only be released to the Sellers against receipt by the Sellers’ bank of a fax duplicate original copy of the protocol of delivery and acceptance of the Vessel from the Sellers to the Buyers signed by the Sellers and the Buyers.

If the Delivery of the protocol of delivery and acceptance of the Vessel shall not have been delivered within 10 days of the deposit of the Purchase Price it shall be returned to the Buyers unless otherwise agreed. ~~on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.~~

4.	Inspections

a)*	Prior to the Exercise Date, the Buyers have inspected and accepted the Vessel’s classification records and ~~The Buyers~~ have also Inspected the Vessel at/in  ~~on~~  and have accepted the Vessel following this Inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement MoA.

~~b)*~~	~~The Buyers shall have the right to inspect the Vessel’s classification recorde and declare whether same are accepted or not within~~

~~The Sellers shall provide for Inspection of the Vessel at/in~~

~~The Buyers shall undertake the Inspection without undue delay to the Vessel Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the Inspection, the Vessel’s deck and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall become outright and definite subject only to the termn and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection.~~

~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

~~*~~	~~4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions; alternative 4a) to apply.~~

5.	Notices, time and place of delivery

a)	The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with 30, 10, 5 and 5 3days notice of the estimated time of arrival at the intended place of ~~drydocking/underwater inspection~~/delivery and 1 day definitive notice. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this ~~Agreement~~ MoA, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)	The Vessel shall be delivered and taken over safely afloat at ~~a safe and accessible berth or anchorage all~~ in the next safe, ice free and within Institute Warranty Limits port or anchorage closest to where the Vessel is located 365 days after the delivery date of the Vessel to the Sellers under the Building Contract.

In the Sellers’ option being a date no later than 395 days after the delivery date of the Vessel to the Sellers under the Building Contract. Expected time of delivery: the date falling 365 days after the delivery of the Vessel to the Sellers under the Building Contract.

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

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Date of cancelling: (see Clause 14): 395 days after the delivery date of the Vessel from the Builder to the Seller under the Building Contract. ~~(see Clauses 5 (i), 6 b) (iii) and 14):~~

~~c)~~	~~If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.~~

~~If the Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.~~

d)	Should the Vessel become an actual, constructive or compromised total loss before the Option dDelivery Date ~~the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement~~ MoA shall be null and void.

~~6.~~	~~Drydocking/Divers Inspection~~

~~a)**~~	~~The Sellers shall piece the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~

~~b)**~~	~~(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.~~

~~(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest lead line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater Inspection and the Classification Society’s attendance.~~

~~(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b)) shall be extended by the additional time required for the drydocking and extra steaming but limited to a maximum of 14 running days.~~

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

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~~c)~~	~~If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above (i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing end refilling of the tailshaft shall be arranged by the Sellers Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~

~~(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.~~

~~(iii) The expenses in connection with pulling the Vessel in and taking her out of drydock including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.~~

~~(iv) The Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.~~

~~(v) The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery . If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery which the Vessel is still drydock and the Buyers shall be obliged to take delivery in accordance with Clause-3 whether the Vessel is in drydock or not and irrespective of Clause 5 b).~~

~~*~~	~~Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

~~**~~	~~6 a) and 6 b) are alternative delete whichever is not applicable, in the absence of deletions, alternative 6 a) to apply.~~

7.	Spares/bunkers Owners’ Supply, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tall-end shaft(s) and/or spare propeller(s)/propeller blade(s). If any, belonging to the Vessel ~~at the time or inspection~~ used or unused, whether on board or not shall become the Buyers’ property but ~~spares on order are to be excluded~~. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tall-end shaft(s) and spare propeller(s)/propeller blade(s) which delivery to the Buyers, but the replaced items shall be the delivery to the Buyers, but the replaced items shall be the properly of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation, Captain’s, Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire);

The Buyers shall lake over the ~~remaining bunkers and~~ unused lubricating oils in storage tanks and sealed drums and pay the ~~current net market price~~ amount paid by the Sellers for the same as evidenced by the relevant payment vouchers (excluding barging expenses) ~~at the port and date of delivery of the Vessel.~~

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

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8.	Documentation

The place of closing: London, Isle of Man, Hamburg or Singapore.

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:

a)	Legal Bill of Sale in a form recordable in the Marshall Islands (the country in which the Buyers are to register the Vessel). warranting that the Vessel is free from all encumbrances and mortgages, and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.

b)	~~Current~~ Certificate of Ownership issued by the competent authorities of the flag state of the Vessel dated no more than 2 Banking Days prior to the delivery.

c)	Confirmation of Class issued within 72 hours prior to delivery.

d)	~~Current~~ Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances dated no more than 2 Banking Days prior to the delivery.

~~e)~~	~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery , or, in the event that the registry does not as a matter of practice issue such documentation immediately a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~

e)	Finished Drawings, Plans and Instruction books pertaining to the Vessel as stipulated in the Specifications.

f)	A list of all warranty claims made by the Sellers to the Builders pursuant to the Building Contract.

g)	Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering legal transfer of the Vessel and her registration in the ownership of the Buyers, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement in advance of the Option Delivery Date.

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense~~, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same~~.

9.	Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been Incurred prior to the time of delivery.

10.	Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

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11.	Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement MoA she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted. However, the Vessel shall be delivered with her class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation* by Class or the relevant authorities at the time of delivery.

~~“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers’ Inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

•	Notes, If any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

~~12.~~	~~Name/markings~~

~~Upon delivery the Buyers undertake to change the name of the Vessel and after funnel markings.~~

13.	Buyers’ default

~~Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.~~

~~Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers, if the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.~~

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

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(A) The parties agree that the Buyers shall be in default of performance of their obligations under this MoA in the following cases:

(1) If the Buyers fail to pay the Purchase Price in accordance with clause 3 when due; or

(2) If the Buyers shall commit any material breach of this MoA and shall fail to remedy same within 5 (five) Banking Days of receipt by the Buyers of an enforcement notice from the Sellers by fax; or

(3) If the Buyers fall or delay, without legal justification under this MoA, to take delivery of the Vessel after the receipt by the Buyers of the Notice of Readiness in accordance with Clause 5 above; or

(4) If a petition is presented or an order or an effective resolution is passed for the winding up of the Buyers or the performance guarantor of the Buyers or if a receiver or a preliminary receiver of an administrative receiver (or equivalent) is appointed over the whole or any substantial part of the undertaking or property of the Buyers or the performance guarantor of the Buyers become insolvent or suspend payment generally of their debts or cease to carry on the business or make any special arrangements, voluntary arrangements or composition with their creditors or any proceedings are commenced relating to the whole or a substantial portion of the property of the Buyers or the performance guarantor of the Buyers under any reorganization, arrangement or readjustment of debt, dissolution, winding-up, adjustment, composition bankruptcy or liquidation law or statute of any jurisdiction whether now or hereafter in effect; or

(5) If any of the Buyer’s representations and/or warranties are untrue or incorrect or inaccurate in a material respect.

(B) If the Buyers are in default as defined under Clause 13(A) above, the Sellers shall have the right to immediately cancel this MoA by giving notice in writing to the Buyers in which event the Buyers shall compensate the Seller for their losses and for all expenses incurred together with interest as set out in Clause 13(C).

(C) If the Buyers are in default as to delaying the payment of the amount of the Purchase Price or the payment provided for in Clause 13(B) above, or any other payment owed to the Sellers as per this MoA, the Buyers shall be liable to pay interest at 1.60% over 3 months USD LIBOR per annum on the unpaid amount from the day from which same became due to the Sellers until the date of actual payment thereof.

14.	Sellers’ default

~~Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.~~

~~Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement~~

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

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(A) The parties agree that the Sellers shall be in default of performance of their obligations under this MoA in the following cases;

(1) If the Sellers fail or delay, without legal justification under this MoA, to deliver the Vessel to the Buyers after the Notice of Readiness has been served and shall fail to remedy same within 3 (three) Banking Days after receipt by the Buyers of the Notice of Readiness; or

(2) If the Sellers shall commit any material breach of this MoA and shall fail to remedy same within 5 (five) Banking Days of receipt by the Sellers of an enforcement notice from the Buyers by fax; or

(3) If a petition is presented or an order or an effective resolution is passed for the winding-up of the Sellers or if a receiver or a preliminary receiver of an administrative receiver (or equivalent) is appointed over the whole or any substantial part of the undertaking or property of the Sellers or if the Sellers become insolvent or suspend payment generally of their debts or cease to carry on their business or make any special arrangements, voluntary arrangements or composition with their creditors or any proceedings are commenced relating to the whole or a substantial portion of the property of the Sellers under any re-organisation, arrangement or readjustment of debt, dissolution, winding-up, adjustment, composition bankruptcy or liquidation law or statute of any jurisdiction whether now or hereafter in effect; or

(4) If any of the Sellers’ representations and/or warranties are untrue or incorrect or inaccurate in a material respect.

(B) The Parties agree that the Sellers shall not be in default of performance of their obligations under this MoA if (a) the Charter is terminated or (b) the Charterer is unwilling or unable to perform the Charter or (c) any insolvency proceedings described in Clause 14(A)(3) arises in respect of the Charterer or (d) the Novation Agreement has not been executed by the Charterer.

(C) If the Sellers are in default as defined under Clauses 14(A)(3) or 14(A)(4) above, the Buyers’ sole remedy is the right to cancel this MoA by giving notice in writing to the Sellers.

If the Sellers are in default under Clauses 14(A)(1) or 14(A)(2) above, the Buyers’ sole remedies are (a) a right to a refund of the Option Price as set out in Clause 6.1 of the Agreement and (b) the right to cancel this MoA by giving notice in writing to the Sellers.

The Buyers shall have no other rights or remedies under this MoA or arising at law other than as set out in this Clause 14(c) and the Buyers shall have no right to claim compensation for their losses and expenses.

15.	Buyers’ representatives

30 days before the Option Delivery Date ~~After this Agreement has been signed by both parties and the deposit has been ledged~~, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense. ~~upon arrival at on or about~~ These representatives are on board for the purpose of familiarization and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers’ representatives shall sign the Sellers’ letter of indemnity prior to their embarkation.

16.	Arbitration

a)

This ~~Agreement~~ MoA shall be governed by and construed in accordance with English law and any dispute arising out of this ~~Agreement~~ MoA shall be referred to arbitration in London in accordance with the Arbitration Acts ~~1950 and 1979~~ 1996 or any statutory

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

21

modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, falling which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

~~b)*~~	~~This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.~~

~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.~~

~~c)*~~	~~Any dispute arising out of this Agreement shall be referred to arbitration at subject to the procedures applicable there.~~

~~The laws of              shall govern this Agreement.~~

~~*~~	~~16 a), 16 b) and 16 c) are alternatives: delete whichever is not applicable, in the absence of deletions, alternative 16 a) to apply.~~

This document is a computer generated SALEFORM 1993 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible in the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expenses as a result of discrepancies between the original approved document and this computer generated document.

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APPENDIX C

List of Supplies

Makers List attached to MOA Pos number.	ITEM	Status as at 19/10/2010	Delivery Date	Cost
7	Lashing Material	Ordered	30/11/2010	USD290,600
8	Lube Oil	Invoiced	Delivered	USD134,618
	Total Owners’ Supply Costs Committed to / Incurred by GSL as at 19-Oct-2010			USD425,218

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APPENDIX D

Joint Account Deposit Release Instructions

Date	: 2011

To	: HSHNordbank AG

Attn	: MrChristian Westendorf

Subject

:    Agreement dated                      2010 (as supplemented and amended, the “Aggrement”) made between Tynwald Navigation Limited (the “Seller”) and Global Ship Lease Inc. (the “Buyer”) In relation to the acquisition of Vessel with Builders Hull Number YZJ2007-790 (the “Vessel”).

It has been agreed by and between the Seller and the Buyer that the release of the deposit of USD14, XXX, XXX.XX held in the joint account of the Buyer and the Seller at HSH Nordbank AG with Account No:[—] is to be released as follows:

(i)	USD [—] representing the deposited a int. for joint account Seller/Buyermount plus interest earned up to and including the 5th November 2010, free of any bank charges

to:	Beneficiary bank	:
	Beneficiary	: Tynwald Navigation Limited
	IBAN	: [—]
	Message	:
And

(ii)	Interest accrued form 6th November 2010 up to the date of this release instruction in the joint account: USD

to:	Beneficiary bank	:
	Beneficiary	: Tynwald Navigation Limited
	IBAN	:
	Message	: int. for joint account Seller/Buyer

Thereafter, please close the above joint account.

Yours faithfully

Seller For and on behalf of Tynwald Navigation Limited Name: Attorney in fact	Buyer For and on behalf of Global Ship Lease, Inc. Name: Attorney in fact

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APPENDIX E

Form of Novation Agreement

Dated              2011

(1)        TYNWALD NAVIGATION LIMITED

Isle of Man

as Transferor

and

(2)        GLOBAL SHIP LEASE, INC.

as Transferee

and

(3)        ZIM INTEGRATED SHIPPING SERVICES LTD.

as Charterer

NOVATION AGREEMENT

25

CONTENTS

		Page

1	Interpretation	27

2	Novation of Charter	28

3	Charter Proceeds	29

4	Representation and Warranties	30

5	Further Assurance	30

6	Communications	30

7	Exercise of Rights	31

8	Miscellaneous	32

9	Governing Law and Jurisdiction	32

Schedule 1		33

	Notice of Transfer	33

26

AGREEMENT

Dated:              2011

BETWEEN:

(1)	TYNWALD NAVIGATION LIMITED, a company incorporated in the Isle of Man, whose registered office is at 2nd floor, Railway Chambers, Bank Circus, IM1 5AB Douglas, Isle of Man (the “Transferor”); and

(2)	GLOBAL SHIP LEASE, INC., a company incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands (or nominee) (the “Transferee”); and

(3)	ZIM INTEGRATED SHIPPING SERVICES LIMITED, a company incorporated in Israel whose registered office is at 9 Andre Sakharov Street, Haifa, Israel (the “Charterer”).

WHEREAS:

(A)	By a time charter dated 17 January 2008 and executed between the Transferor and the Charterer (the “Charter”), the Transferor has chartered to the Charterer the vessel “tbn” with the newbuilding hull no. YZJ2007-790 (the “Vessel”) on the terms and conditions stated therein.

(B)	The parties hereto have agreed that the Charter shall be transferred from the Transferor to the Transferee.

(C)	This Agreement effects the novation necessary for the aforesaid transfer.

NOW IT IS HEREBY AGREED as follows:

1	Interpretation

1.1	In this Agreement, except to the extent that the context requires otherwise, the following terms shall have the following respective meanings:

“Charter Proceeds” means any charter payments or proceeds paid or due from the Charterer under or in respect of the Charter (including without limitation, the hire thereunder).

“Notice of Transfer” means the written notice, which the Transferor will serve on the Charterer to formally effect the transfer of the Charter from the Transferor to the Transferee, substantially in the form set out in Schedule 1.

“Transfer Date” means the transfer date and time as set out in the Notice of Transfer or such other time and date as may be agreed between the Transferor and the Transferee.

27

1.2	In this Agreement, a reference to:

1.2.1	a person includes a reference to that person’s legal successors and assigns (unless the context otherwise requires); and

1.2.2	this Agreement or any other agreement or document shall be construed as a reference to this Agreement or such other agreement or document as the same may have been, or may at the time be, amended, varied, novated or supplemented.

2	Novation of Charter

2.1	With the consent of each of the parties to this Agreement and in consideration of the mutual covenants and agreements contained herein, with effect on and from the Transfer Date:

2.1.1	the Transferor assigns and transfers to the Transferee the benefit and burden of all of the Transferor’s rights, obligations and interests in, to and under the Charter;

2.1.2	the Transferee shall observe and perform the Transferor’s obligations under and in respect of the Charter and will be bound by the Charter as if the Transferee had originally been a party to it and named therein as “owner” in the place of the Transferor;

2.1.3	the Charterer shall release and discharge the Transferor from further performance of its obligations under or in respect of the Charter and from all claims and liabilities in respect thereof and accepts the liability of the Transferee in the Transferor’s place and is bound by the terms of and undertakes to perform its obligations under the Charter as if the Transferee had originally been a party to it and named in it in place of the Transferor.

The Transferor shall remain solely liable to the Charterer after the Transfer Date in respect of all claims, liabilities, costs, expenses, taxes, duties, losses and/or damages (if any) or matters arising out of or in connection with its performance under the Charter prior to the Transfer Date;

2.1.4	Charter clause 67 and the Preliminary Charter Description shall be amended as follows:

CLAUSE 67 (last line)

It shall be added “and any entity in the Global Ship Lease, Inc. group except Cyprus companies.”

PRELIMINARY TIME CHARTER DESCRIPTION (lines 4 to 6):

Owners:	Global Ship Lease, Inc. group

Managing Owners:	Global Ship Lease Services Limited.

28

Managers:	1. V. Ships

2. Anglo Eastern Ship Management

3. Rickmers Shipmanagement (Singapore) Pte. Ltd.

In the event that Buyers elect not to use either of the above due, for example, to changes in circumstances between now and the inception of the charters, an alternative ship manager is to be mutually agreed by Buyers and Charterers.

Flag:	Marshall Islands

2.2	The Transferor and the Charterer shall not, without the prior written consent of the Transferee:-

2.2.1	amend, vary or supplement the Charter;

2.2.2	waive or agree to forego the benefit of any performance due under the Charter; or

2.2.3	substitute any other vessel than the Vessel in accordance with Charter Clause 13(m)(i) or otherwise.

2.3	The Transferor will serve the Notice of Transfer on the Charterer on the Transfer Date simultaneously with the delivery of the Vessel from the Transferor to the Transferee pursuant to the terms of a Memorandum of Agreement entered into between them on or about the date of this Agreement for the sale and purchase of the Vessel.

3	Charter Proceeds

3.1	The Transferee and the Transferor agree that all Charter Proceeds accrued up to (but not including) the Transfer Date shall accrue for the sole benefit of the Transferor whilst all charter proceeds accrued after the Transfer Date shall accrue for the sole benefit of the Transferee.

3.2	At the Transfer Date the Transferor shall pay to the Transferee any advance charter hire or other sum paid to the Transferor by the Charterer in respect of any period after the Transfer Date and the Charterer shall not under any circumstances have any liability to the Transferee or to Transferor in respect of such hire and any other monies paid by it under and pursuant to the charterparty which had already been paid in advance. It is understood and agreed that the Charterers will not prepare a final hire statement with the Transferor for the period until the Transfer Date, but that any outstanding amount between the Charterers and the Transferor are being settled, together with the regular hire payments to the Transferee and the Transferee undertakes to settle any such outstanding towards the Transferor’s receipt at the Transfer Date.

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3.3	Subject to Clause 3.1 above, the Transferee is entitled to all Charter Proceeds owed by the Charterer from the Transfer Date on. If the Transferor shall receive any such Charter Proceeds owed by the Charterer to the Transferee on or after the Transfer Date, the Transferor shall promptly notify the Transferee thereof and shall forthwith following receipt thereof pay, transfer or deliver such Charter Proceeds to the Transferee, in the form received. Pending the payment, transfer or delivery of such Charter Proceeds, the Transferor shall hold the same on trust for the Transferee. Nothing in this Clause 3 is intended to or shall create a charge or other security interest.

3.4	After the Transfer Date all payments shall be made by the Charterer to the account to be indicated by the Transferee.

3.5	If the Transferee assigns the Charter as security for finance the Charterer will acknowledge any reasonable notice of assignment subject to agreement on the terms requested by the relevant lender(s).

4	Representation and Warranties

4.1	Each of the parties represents and warrants to and for the benefit of the others that in respect of itself:

4.1.1	it has the power to enter into, exercise its rights and perform and comply with its obligations under this Agreement;

4.1.2	all action, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents) in order (a) to enable it to enter into, exercise its rights and perform and comply with its obligations under this Agreement, (b) to ensure that those obligations are legally binding and enforceable and (c) to make this Agreement admissible in evidence in the courts of its jurisdiction of incorporation, have been taken, fulfilled and done; and

4.1.3	its obligations under this Agreement are valid, binding and enforceable in accordance with the terms hereof.

5	Further Assurance

Each of the Transferor and the Charterer agrees to do everything reasonably necessary to give effect to this Agreement and the transactions contemplated by it and/or to perfect the assignments contemplated hereunder (including without limitation in respect of the Transferor, the execution and delivery of notices, instruments or other documents and the procuring of consents and acknowledgements) and to use all reasonable endeavours to cause relevant third parties to do likewise.

6	Communications

6.1	All notices, demands or communications required to be given or made under this Agreement shall be in writing and may be sent to the intended recipient by fax, delivered personally or sent by post to its fax number or address stated below (or to the fax number or address last notified in writing to the other parties):

the Transferor:	Tynwald Navigation Limited
2nd floor, Railway Chambers
Bank Circus
Douglas IM1 5AB
Isle of Man

	Tel	+44 1624 631 680
	Fax	+44 1624 631 689
	Attn :	Paul Dolan

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the Transferee:	Global Ship Lease, Inc.
c/o Global Ship Lease Services Limited
Portland House
Stag Place
London SW1E 5RS
United Kingdom

Tel. +44 (20) 7869 8006
Fax. +44 (20) 7869 8119
Email: ian.webber@globalshiplease.com
Attn: Mr. Ian Webber

the Charterer	Zim Integrated Shipping Services Ltd.
9 Andre Sakharov Street
Haifa
Israel

	Tel:	+972 48 65 21 05
	Fax:	+972 48 500 167
	Attn:	Mr. Christos Karayannis

6.2	Any such notices, demands or other communications to each party under this Agreement shall be deemed to have been received (if sent by fax) on the day of despatch (if delivered personally) when left at the address required by Clause 6.1 above or (if sent by air mail) seven days after the same is posted.

7	Exercise of Rights

7.1	A party may exercise a right, power or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power or remedy by a party does not prevent a further exercise of that or of any other right, power or remedy. Failure by a party to exercise or delay in exercising a right, power or remedy does not prevent its exercise of the same subsequently and shall not be deemed to be a waiver thereof

7.2	The rights, powers and remedies provided in this Agreement are cumulative with, and not exclusive of, the rights, powers or remedies provided by law independently of this Agreement.

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8	Miscellaneous

8.1	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

8.2	This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument

8.3	The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision of this Agreement.

8.4	Unless a contrary indication appears, a person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act, 1999 to enforce any term of this Agreement.

9	Governing Law and Jurisdiction

Clause 20 of the Charter shall (mutatis mutandis) apply to this Agreement.

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Schedule 1

Notice of Transfer

Date:

To :	Zim Integrated Shipping Services Ltd.
9 Andre Sakharov Street
Haifa
Israel

Dear Sirs

Vessel “                        ” (IMO Number:                     ) (the “Vessel”)

We refer to the agreement (the “Agreement”) dated [—] made between Zim Integrated Shipping Services Ltd. as charterer, Global Ship Lease, Inc. as transferee, and ourselves as transferor.

We hereby give you notice that the Transfer Date (as defined in the Agreement) is                      [state transfer date and UTC time].

Please acknowledge receipt of this letter by signing and returning the enclosed duplicate copy of this letter.

Yours faithfully

for and on behalf of

Tynwald Navigation Limited

We acknowledge receipt of this letter.

Zim Integrated Shipping Services Limited	Date

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IN WITNESS WHEREOF the parties hereto have entered into this Agreement.

The Transferor

SIGNED by	)
TYNWALD NAVIGATION LIMITED	)
by its attorney-in-fact/authorized signatory	)
in the presence of:	)

Witness

The Transferee

SIGNED by	)
GLOBAL SHIP LEASE, INC.	)
by its attorney-in-fact/authorized signatory	)
in the presence of	)

Witness

The Charterer

SIGNED by	)
ZIM INTEGRATED SHIPPING	)
SERVICES LIMITED	)
by its attorney-in-fact/authorized signatory	)
in the presence of	)

Witness

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APPENDIX F

Form of Performance Guarantee

To:	Tynwald Navigation Limited
2nd Floor, Railway Chambers
Bank Circus
Douglas IM1 5AB
Isle of Man

In consideration of the Memorandum of Agreement dated [—] (the “MoA”), between:

Tynwald Navigation Limited, incorporated in the Isle of Man with offices at 2nd Floor, Railway Chambers, Bank Circus, Douglas IM1 5AB, Isle of Man (the “Sellers”)

-and-

                                          [nominee name/address], nominated by GLOBAL SHIP LEASE, INC. incorporated in the Marshall Islands with offices at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands (the “Buyers”)

providing for, the purchase of one (1) Container Vessel of 4.250 TEU bearing Hull-No. YZJ2007-790 (the “Vessel”) for a PURCHASE PRICE of USD61,250,000 and the sum of USD 10 now paid by the Sellers to the undersigned (the receipt and sufficiency of which the undersigned acknowledges), the undersigned hereby irrevocably guarantees to you, your successors and assigns, as primary obligor and not merely as surety, the due and faithful performance by the Buyers of all their liabilities and responsibilities under the MoA and any supplements, amendments, changes or modifications hereafter made thereto (the undersigned hereby expressly waiving notice of any such supplement, amendment, change or modification as may be agreed to by you, your successors and assigns and the Buyers) and further guarantees inter alia but not limited to the due and prompt payment of the PURCHASE PRICE in line with the provisions under the MoA and any supplements, amendments, changes or modifications hereafter made thereto (the undersigned hereby expressly waiving notice of any such supplement, amendment, change or modification as may be agreed to by your, your successors and assigns and the Buyers as aforesaid).

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Any payment to be made by us under this Guarantee shall be in United States Dollars to the credit of such account at such first class bank as the Sellers (or by their successors and/or assigns) shall notify to us in writing. If any deductions or withholdings are required to be made by law, then payments hereunder shall be increased so that the net amount received by you under this Guarantee will be the full amount that would have been paid but for such deduction or withholding on condition that you shall account to us for any benefit received by you on account of such deduction or withholding.

The undersigned hereby certifies, represents and warrants that all acts, conditions and things required to be done and performed and to have occurred precedent to the creation and issuance of this Guarantee and to constitute the same and valid and legally binding obligation of the undersigned enforceable in accordance with its terms have been done and performed and have occurred in due and strict compliance with the MoA and applicable law.

The compliance under this Guarantee by the undersigned of the obligations of the Buyers shall be implemented forthwith upon receipt by us of the first written demand from you including a statement that the Buyers are in default of their obligations under the MoA, and without requiring you to take any further procedure or steps against the Buyers.

This Guarantee shall become effective immediately and only terminate upon (i) the performance and completion of all obligations of the Buyers arising under the MoA, or (ii) the termination of the MoA in accordance with its terms or at law.

This Guarantee and any non-contractual obligations arising out of or in connection to it shall be governed by the laws of England and each of the parties submit for all purposes under the MoA and this Guarantee all disputes to Arbitration in accordance with clause 16 of the MoA.

Dated:

Yours faithfully,

For and on behalf of

GLOBAL SHIP LEASE, INC

Name:

Title:

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EXECUTION PAGE

IN WITNESS of which this Agreement has been duly executed and delivered as a Deed the day and year first before written.

THE SELLER

SIGNED and DELIVERED as a DEED by TYNWALD NAVIGATION LIMITED acting by	) ) ) )	/s/ Paul Dolan Paul Dolan
)
its duly authorised	)	Director
)
in the presence of:	)	/s/ R. Christian

[ILLEGIBLE]

THE BUYER

SIGNED and DELIVERED as a DEED by GLOBAL SHIP LEASE, INC. acting by	) ) ) )
)
its duly authorised	)	I J Webber
)
in the presence of:	)	CEO

Thomas A Listor

/s/ Thomas A Listor

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